FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 1, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes____ No Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of the annual general meeting of shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company's 2015 annual report (which includes the Company's consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and the Company's annual accounts as at December 31, 2015, together with the independent auditors' reports and the Board of Directors' management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2016

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor
L-2227 Luxembourg
RCS Luxembourg B 85 203

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in Luxembourg on May 4, 2016

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the "Company") that the Annual General Meeting of Shareholders of the Company will be held on May 4, 2016, at 9:30 a.m. (Luxembourg time) at the Company's registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg (the "Meeting"). At the Meeting, shareholders will vote on the items listed below under the heading "Agenda for the Annual General Meeting of Shareholders".

Agenda for the Annual General Meeting of Shareholders

1.	Consideration of the restated consolidated management report and related management certifications on the Company's restated consolidated financial statements as of and for the year ended December 31, 2014, and on the annual accounts as at December 31, 2014, and of the independent auditors' reports on such restated consolidated financial statements and annual accounts.

2.	Approval of the Company's restated consolidated financial statements as of and for the year ended December 31, 2014.

3.	Consideration of the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2015, and on the annual accounts as at December 31, 2015, and of the independent auditors' reports on such consolidated financial statements and annual accounts.

4.	Approval of the Company's consolidated financial statements as of and for the year ended December 31, 2015.

5.	Approval of the Company's annual accounts as at December 31, 2015.

6.	Allocation of results and approval of dividend payment for the year ended December 31, 2015.

7.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2015.

8.	Election of the members of the Board of Directors.

9.	Authorization of the compensation of the members of the Board of Directors.

10.	Appointment of the independent auditors for the fiscal year ending December 31, 2016, and approval of their fees.

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the "Shareholders' Rights Law"), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of shares of the Company on April 20, 2016 at 24:00 (midnight), Central European Time (the "Shareholders' Record Time").

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those shares of the Company which such shareholder duly evidences to hold at the Shareholders' Record Time. Any changes to a shareholder's holding of shares after the Shareholders' Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

Set out below are instructions on how to attend and/or vote (personally or by proxy) at the Meeting.

If you are a holder of shares of the Company on the Shareholders' Record Time and you wish to attend and/or vote (personally or by proxy) at the Meeting, you must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.	the AGMS Proxy Form, if you wish to vote by proxy at the Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company ON OR BEFORE APRIL 20, 2016 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS' RECORD TIME). A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit the AGMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the AGMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE APRIL 27, 2016 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and need not submit the Intention to Participate Form) which must be received by the Company ON OR BEFORE APRIL 20, 2016 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS' RECORD TIME).  Please note that in the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders' Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of shares of the Company held by such shareholder on the Shareholders' Record Time. Such evidence of shareholding must include at least: shareholder's name, shareholder's registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders' Record Time, the stock exchange on which the shareholder's shares trade and signature of the relevant shareholder's bank or stockbroker (the "Evidence"). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE APRIL 27, 2016 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders' Rights Law and other applicable laws and regulations, this convening notice (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company's 2014 restated annual report (which contains the Company's restated consolidated financial statements as of and for the year ended December 31, 2014, together with the independent auditors' reports and the restated consolidated management report and certifications), the Company's 2015 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2015, and the Company's annual accounts as at December 31, 2015, together with the independent auditors' reports and the consolidated management report and certifications), the Intention to Participate Form, the AGMS Proxy Form and the model certificate that constitutes the Evidence of shareholding, required to be submitted to the Company for purposes of participating and/or voting at the Meeting, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The Intention to Participate Form (if you wish to attend the Meeting), the AGMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the certificate that constitutes the Evidence of the shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic address: investors@tenaris.com.

Luxembourg:
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
Attn: Adélia Soares

Argentina:
c/o Siderca S.A.I.C.
Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:
c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Alessandro Vottero

Mexico:
c/o Tubos de Acero de México, S.A.
Campos Elíseos 400-Piso 17
Col. Chapultepec Polanco
11560 México D.F.
Attn: Félix Todd and/or Cecilia Pérez Valencia

In the case of shares held through fungible securities accounts in Mexico, the certificate that constitutes the Evidence of shareholding must be delivered to S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City.

The AGMS Proxy Form will only be valid if it includes the shareholder's name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. INCOMPLETE OR ERRONEOUS AGMS PROXY FORMS OR AGMS PROXY FORMS WHICH ARE NOT TIMELY DELIVERED OR DO NOT SATISFY THE REQUIRED FORMALITIES WILL BE DISCARDED AND THE UNDERLYING SHARES WILL NOT BE VOTED AT THE MEETING.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before APRIL 27, 2016 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME, at any of the postal addresses indicated above or by electronic message to the following electronic address: investors@tenaris.com.

A shareholder's proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders' Rights Law, irrespective of the number of shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

i)  if a shareholder holds shares of the Company through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

ii) a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder's proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each share is indivisible for purposes of attending and voting at the Meeting. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares must be represented by one single person at the Meeting.

In accordance with the Shareholders' Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agendas for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agendas for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company ON OR BEFORE APRIL 12, 2016, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders' Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company's duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting as well as the protection of confidentiality of the Company's business and the safeguarding of the Company's corporate interests.

Holders of ADRS: procedures for voting at the Meeting

Holders of American Depositary Receipts ("ADRs") as of APRIL 20, 2016 (the "ADR Holders' Record Date") are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the "Depositary"), as to the exercise of the voting rights in respect of the Company's shares underlying such holder's ADRs. Only those ADR holders of record as of the ADR Holders' Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company's website at www.tenaris.com/investors.Voting instructions and voting cards will be sent to ADR holders by the Depositary. Any eligible ADR holder who wishes to give voting instructions in respect of the shares underlying its ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg law of 11 January 2008 on transparency obligations for issuers of securities, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company's voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company's website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On March 31, 2016, the Company had a total issued share capital of $1,180,536,830, represented by 1,180,536,830 shares, each share carrying one vote.

The contact details of Tenaris S.A. are as follows:

Tenaris S.A.

Registered office:
29, avenue de la Porte-Neuve
L-2227 Luxembourg
Attention: Adélia Soares
Phone: (352) 26 47 89 78
Fax: (352) 26 47 89 79

Email: investors@tenaris.com
Website: www.tenaris.com/investors

For convenience of the holders of shares the following postal addresses may also be used:

Argentina:
c/o Siderca S.A.I.C.
Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:
c/o DalmineS.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Alessandro Vottero

Mexico:
c/o Tubos de Acero de México, S.A.
Campos Elíseos 400-Piso17
Col. Chapultepec Polanco
11560 México D.F.
Attn: Félix Todd and/or Cecilia Pérez Valencia

Cecilia Bilesio
Secretary of the Board of Directors
March 31, 2016
Luxembourg

Tenaris S.A.
Société Anonyme
29, Avenue de la Porte-Neuve
L – 2227 LUXEMBOURG
R.C.S. Luxembourg B-85.203

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the "Meeting") of Tenaris S.A. (the "Company"), to be held on Wednesday May 4, 2016, at the Company's registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Meeting will begin at 9:30 a.m. (Luxembourg time).
At the Meeting you will hear a report on the Company's business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company's financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening notice of the Meeting (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company's 2014 restated annual report (which contains the Company's restated consolidated financial statements as of and for the year ended December 31, 2014, together with the independent auditors' reports and the restated consolidated management report and certifications), the Company's 2015 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2015, and the Company's annual accounts as at December 31, 2015, together with the independent auditors' reports and the consolidated management report and certifications), and the forms required to be submitted to the Company for purposes of participating and/or voting at the Meeting are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on April 20, 2016 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

March 31, 2016

DEUTSCHE BANK TRUST COMPANY AMERICAS
Trust & Securities Services

DEPOSITARY RECEIPTS                                                                                                                                                                     March 31, 2016
Depositary's Notice of Annual General Meeting of Shareholders of Tenaris S.A.

Issuer:                                Tenaris S.A. / CUSIP 88031M109

Symbol:                              TS (listed in NYSE)
Country:                             Luxembourg
Meeting Details:	Annual General Meeting of Shareholders of Tenaris S.A., currently scheduled for May 4, 2016. The Meeting will be held at the Company's registered office at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Annual General Meeting of Shareholders will begin at 9:30 a.m. (Luxembourg time).
Voting Instruction
Deadline:	On or before 5:00 p.m. on April 28, 2016 (New York City time) for written proxy cards, and 11:59 p.m. on April 27, 2016 (New York City time) for internet or telephone voting
ADR Record Date:	April 20, 2016
Ordinary shares / ADR
Ratio                                   1 ADR / 2 Ordinary Shares

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American Depositary Receipt ("ADR") program of Tenaris S.A. (the "Company") has received notice from the Company of an Annual General Meeting of Shareholders (the "Meeting") currently scheduled on the date set forth above. A copy of the notice of the Meeting is available to ADR holders on the Company's website at www.tenaris.com/investors.

In accordance with the provisions of the Amended and Restated Deposit Agreement, effective as of March 13, 2013 among the Company, the Depositary, and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement") governing the ADRs, registered owners of ADRs ("Owners") representing ordinary shares, US$1 par value each ("Shares"), at the close of business (NY time) on the ADR Record Date set forth above will be entitled, subject to any applicable law and the provisions of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Owner's ADRs. A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Instruction Deadlines set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, vote or cause the Custodian to vote the Shares and/or other Deposited Securities (as defined in the Deposit Agreement) (in person or by proxy) represented by ADRs in accordance with such voting instructions.

If by the above referred Voting Instruction Deadlines, the Depositary receives no instructions from the Owner, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such Owner to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given item of the agenda in accordance with the majority shareholder vote on that item) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder's ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADRs. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred Voting Instruction Deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such Voting Instruction Deadlines.

Owners maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than the Voting Instruction Deadlines indicated above.

The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith and without the Depositary's gross negligence or willful misconduct.

Owners are advised that the Company has also informed the Depositary that the Company's 2014 restated annual report (which contains the Company's restated consolidated financial statements as of and for the year ended December 31, 2014, together with the independent auditors' reports and the restated consolidated management report and certifications) and the Company's 2015 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2015, and the Company's annual accounts as at December 31, 2015, together with the independent auditors' reports and the consolidated management report and certifications) are available to ADR holders as of the date of the convening notice, and may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. Neither the Depositary, nor any of its affiliates, controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained on the Company's website and none of them are liable or responsible for any information contained therein.

For further Information, contact:

Deutsche Bank - Depositary Receipts
Phone: 212 250 9100

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on May 4, 2016

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the "Company") in connection with the Annual General Meeting of Shareholders of the Company (the "Meeting"), to be held on May 4, 2016, at the Company's registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, for the purposes set forth in the convening notice of the Meeting (the "Notice"). The Meeting will begin at 9:30 a.m. (Luxembourg time).

The Meeting has been convened by the Notice, which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the "Shares"), including the Shares (the "Deposited Shares") deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the "Depositary"), under the Amended and Restated Deposit Agreement, effective as of March 13, 2013, among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the "ADRs") issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg Law of 11 January 2008, on transparency obligations for issuers of securities (the "Transparency Law"), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company's voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company's website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the "Shareholders' Rights Law"), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of Shares on April 20, 2016 at 24:00 (midnight), Central European Time (the "Shareholders' Record Time").
A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those Shares which such shareholder duly evidences to hold at the Shareholders' Record Time. Any changes to a shareholder's holding of Shares after the Shareholders' Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.
To attend and/or vote (personally or by proxy) at the Meeting, shareholders must complete and return to the Company:

i. the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii. the AGMS Proxy Form, if you wish to vote by proxy at the Meeting.
A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, on or before the Shareholder's Record Time. A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit the AGMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the AGMS Proxy Form as soon as possible and, in any event, must be received by the Company on or before April 27, 2016 at 24:00 (midnight), Central European Time. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and need not submit the Intention to Participate Form) which must be received by the Company on or before the Shareholders' Record Time. Please note that in the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders' Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of shares of the Company held by such shareholder on the Shareholders' Record Time. Such evidence of shareholding must include at least: shareholder's name, shareholder's registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders' Record Time, the stock exchange on which the shareholder's shares trade and signature of the relevant shareholder's bank or stockbroker (the "Evidence"). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company on or before April 27, 2016 at 24:00 (Midnight), Central European Time.

The Intention to Participate Form (if you wish to attend the Meeting), the AGMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the model certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.
The forms and certificates must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before April 27, 2016 at 24:00 (midnight), Central European Time, in any of the postal addresses indicated in the Notice or through electronic message to the following electronic address: investors@tenaris.com.

A shareholder's proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders' Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i) if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii) a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder's proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meeting. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meeting.

A shareholder who has completed and delivered to the Company the AGMS Proxy Form, is entitled to, on a later date, (i) revoke such AGMS Proxy Form, and/or (ii) replace such AGMS Proxy Form with a new AGMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement AGMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement AGMS Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the AGMS Proxy Form shall be accepted by the Company if received after such deadlines.

In accordance with the Shareholders' Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agendas for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company on or before April 12, 2016, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders' Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company's duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company's business and the safeguarding of the Company's corporate interests.

The Meeting will appoint a chairperson pro tempore to preside the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at the Meeting

Holders of ADRs as of April 20, 2016 (the "ADR Holders' Record Date") are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder's ADRs.  Only those ADR holders of record as of the ADR Holders' Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions (i) in the case of any ADR holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on April 28, 2016, and (ii) in the case of any ADR holder using internet or telephone voting by 11:59 p.m., New York City time, on April 27, 2016, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder's ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder's ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

The Meeting is called to address and vote on the items of the agenda included in the Notice. The agenda for the Meeting, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1. Consideration of the restated consolidated management report and related management certifications on the Company's restated consolidated financial statements as of and for the year ended December 31, 2014, and on the annual accounts as at December 31, 2014, and of the independent auditors' reports on such restated consolidated financial statements and annual accounts.

In connection with the restatement of the Company's consolidated financial statements as of and for the year ended December 31, 2014, which will be submitted for approval at the Meeting, management has amended and restated the previously issued consolidated management report, presented to the Company's shareholders at the Annual General Meeting of Shareholders held on May 6, 2015 (the "2015 Meeting") and the independent auditors have reissued their reports on such restated financial statements.

The restated consolidated management report and related management certifications on the Company's restated consolidated financial statements as of and for the year ended December 31, 2014, and on the Company's annual accounts as at  December 31, 2014, and the independent auditors' reports on such restated consolidated financial statements and annual accounts, are included in the Company's 2014 restated annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company's 2014 restated annual report includes all the information required by article 11 of the law of 19 May 2006, implementing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to acknowledge the restated consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2014, and on the Company's annual accounts as at December 31, 2014, and the independent auditors' reports on such restated consolidated financial statements and annual accounts."

2. Approval of the Company's restated consolidated financial statements as of and for the year ended December 31, 2014.

Following the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission ("SEC") regarding Staff's comments relating to the carrying value of the Company's investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas ("Usiminas") under International Financial Reporting Standards ("IFRS") as of September 30, 2014, and subsequent periods, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2014, previously approved by the 2015 Meeting.

The Staff had requested information regarding the Company's value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately USD4.8) per share which the Company's affiliate, Ternium S.A. ("Ternium"), paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI ("PREVI"), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.  As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restatement of the financial statements, however, the Company recalculated value in use as of September 30, 2014, based primarily on the assumptions in the most conservative scenario, including, among other revisions, an increase in the discount rate and a decrease in the perpetuity growth rate. As a result, the Company recorded and impairment of US$161.2 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share.  In addition, the Company's investment in Ternium was also adjusted to reflect the change in carrying value of that company's participation in Usiminas. Because of this impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

The restatement impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

The restated Company's consolidated financial statements as of and for the year ended December 31, 2014 (comprising the restated consolidated balance sheets and the related restated consolidated statements of income, of cash flows and of changes in equity and the notes to such restated consolidated financial statements), are included in the Company's 2014 restated annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to approve the Company's restated consolidated financial statements as of and for the year ended December 31, 2014".

3. Consideration of the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2015, and on the annual accounts as at December 31, 2015, and of the independent auditors' reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2015, and on the Company's annual accounts as at  December 31, 2015, and the independent auditors' reports on such consolidated financial statements and annual accounts, are included in the Company's 2015 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company's 2015 annual report includes all the information required by article 11 of the law of 19 May 2006, implementing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to acknowledge the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2015, and on the Company's annual accounts as at December 31, 2015, and the independent auditors' reports on such consolidated financial statements and annual accounts."

4. Approval of the Company's consolidated financial statements as of and for the year ended December 31, 2015.

The Company's consolidated financial statements as of and for the year ended December 31, 2015 (comprising the consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company's 2015 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to approve the Company's consolidated financial statements as of and for the year ended December 31, 2015".

5. Approval of the Company's annual accounts as at December 31, 2015.

The Company's annual accounts as at December 31, 2015 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company's 2015 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved to approve the Company's annual accounts as at December 31, 2015".

6. Allocation of results and approval of dividend payment for the year ended December 31, 2015.

In accordance with applicable Luxembourg law and the Company's articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital.  As indicated in the Company's annual accounts as at December 31, 2015, the Company's legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

The Company's board of directors (the "Board of Directors") proposed that a dividend, payable in U.S. dollars, in the amount of US$0.45 per share (or US$0.90 per ADR), which represents an aggregate sum of approximately US$531 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. This dividend would include the interim dividend of US$0.15 per share (or US$0.30 per ADR), or approximately US$177 million, paid in November 2015, and, accordingly, if this dividend proposal is approved, the Company will make a dividend payment on May 25, 2016, in the amount of US$0.30 per share (or US$0.60 per ADR) or approximately US$354 million.

The Company's annual accounts as at December 31, 2015, show a loss for 2015, of approximately US$ 2.5 billion, and the Company's consolidated financial statements as of and for the year ended December 31, 2015, show a loss for the year 2015 of approximately US$ 74 million. However, considering the Company's retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend. The dividend payment in the amount of US$0.30 per share (or US$0.60 per ADR) to be distributed on May 25, 2016, is to be paid from the Company's retained earnings reserve. The loss of the year ended December 31, 2015, would be absorbed by the Company's retained earnings account.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved (i) to approve a dividend for the year ended December 31, 2015, in the aggregate amount of US$0.45 per share (or US$0.90 per ADR), which represents an aggregate sum of approximately US$531 million, and which includes the interim dividend of US$0.15 per share (or US$0.30 per ADR) paid in November 2015, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on May 25, 2016, in the amount of US$0.30 per share (or US$0.60 per ADR), pursuant to this resolution out of the Company's retained earnings reserve; and (iv) that the loss of the year ended December 31, 2015, be absorbed by the Company's retained earnings account".

7. Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2015.

In accordance with the Luxembourg Law of 10 August 1915, on commercial companies, as amended (the "Commercial Companies Law"), following approval of the Company's annual accounts as at December 31, 2015, the Meeting shall vote as to whether those who were members of the Board of Directors throughout the year ended December 31, 2015, are discharged from any liability in connection with the management of the Company's affairs during such year.

It is proposed that those who were members of the Board of Directors throughout the year ended December 31, 2015, be discharged from any liability in connection with the management of the Company's affairs during such year.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended December 31, 2015, from any liability in connection with the management of the Company's affairs during such year."

8. Election of the members of the Board of Directors.

Pursuant to article 8 of the Company's articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year, but may be reappointed. Pursuant to article 11 of the Company's articles of association and applicable securities laws and regulations, the Company must have an audit committee (the "Audit Committee") composed of three members who shall qualify as "independent directors".

The current Board of Directors consists of ten directors, three of whom (i.e., Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as "independent directors" under the Company's articles of association and applicable law, and are members of the Audit Committee.

It is proposed that the number of members of the Board of Directors be reduced to nine (9) and that all of the current members of the Board of Directors, except for Mr. Carlos Franck, namely:

• Mr. Roberto Bonatti
• Mr. Carlos Condorelli
• Mr. Roberto Monti
• Mr. Gianfelice Mario Rocca
• Mr. Paolo Rocca
• Mr. Jaime Serra Puche
• Mr. Alberto Valsecchi
• Mr. Amadeo Vázquez y Vázquez
• Mr. Guillermo Vogel

be re-appointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company's 2016 annual accounts.

Set forth below is summary biographical information of each of the candidates:

1.	Roberto Bonatti. Mr. Bonatti is a member of the Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. ("San Faustin"). Throughout his career in the Techint group, he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

2.	Carlos Condorelli. Mr. Condorelli is a member of the Board of Directors. He served as the Company's chief financial officer from October 2002 until September 2007. He is also a board member of Ternium S.A. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tubos de Acero de México S.A. ("Tamsa") and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

3.	Roberto Monti. Mr. Monti is a member of the Board of Directors. He is a member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

4.	Gianfelice Mario Rocca. Mr. Rocca is a member of the Board of Directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium S.A., president of the Humanitas Group and president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, Brembo and Buzzi Unicem. He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers' organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is chairman of Humanitas University, board member of Bocconi University. He is a member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

5.	Paolo Rocca. Mr. Rocca is the chairman of the Board of Directors and the Company's chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium S.A., a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

6.	Jaime Serra Puche. Mr. Serra Puche is a member of the Board of Directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek S.A. Mr. Serra Puche served as Mexico's Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

7.	Alberto Valsecchi. Mr. Valsecchi is a member of the Board of Directors. He served as the Company's chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin. and chairman of the board of directors of Dalmine S.p.A., a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

8.	Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Board of Directors. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the Audit Committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

9.	Guillermo Vogel. Mr. Vogel is vicepresident finance of the Company's board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A de C.V, Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

The Board of Directors met eight times during 2015. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company's articles of association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved to (i) reduce the number of members of the Board of Directors to nine; and (ii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Alberto Valsecchi, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company's 2016 annual accounts."

9. Authorization of the compensation of members of the Board of Directors.

It is proposed that each member of the Board of Directors receive an amount of US$85,000 as compensation for his services during the fiscal year 2016; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation will be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$85,000 as compensation for his services during the fiscal year 2016; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges."

10. Appointment of the independent auditors for the fiscal year ending December 31, 2016, and approval of their fees.

The Audit Committee has recommended that PricewaterhouseCoopers, société coopérative, be appointed as the Company's independent auditors (réviseur d'entreprises agréé) for the fiscal year ending December 31, 2016, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company's 2016 annual accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors' fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2016, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 24,936,951, BR$ 487,876, EUR 1,418,182, MX$ 4,405,233, and US$ 348,545. Such fees will cover the audit of the Company's consolidated financial statements and annual accounts, the audit of the Company's internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, based on the exchange rate between the U.S. Dollar and each applicable other currency as of December 31, 2015, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending December 31, 2016, is equivalent to US$3,845,211. Finally, it is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors' fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved to (i) appoint PricewaterhouseCoopers, société coopérative, as the Company's independent auditors (réviseur d'entreprises agréé) for the fiscal year ending December 31, 2016, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company's 2016 annual accounts; (ii) approve the independent auditors' fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2016, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 24,936,951, BR$ 487,876, EUR 1,418,182, MX$ 4,405,233, and US$ 348,545, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors' fees as may be necessary, appropriate or desirable under the circumstances."

11. Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company's website or through other electronic means.

Draft resolution proposed to be adopted: "the Annual General Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations."

*  *  *  *  *

Pursuant to article 15 of the Company's articles of association, the next Annual General Meeting of Shareholders will be convened to decide on the Company's 2016 annual accounts, will be held on May 3, 2017, at 9:30 a.m. (Luxembourg time).
In accordance with the Shareholders' Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company's 2016 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company's 2016 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before April 10, 2017, satisfying the requirements of the Shareholders' Rights Law.

PricewaterhouseCoopers société coopérative, are the Company's independent auditors (réviseur d'entreprises agréé). A representative of the independent auditors will be present at the Meeting to respond questions.

Cecilia Bilesio
Secretary of the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2015

TABLE OF CONTENTS
COMPANY PROFILE	2
LETTER FROM THE CHAIRMAN	3
MANAGEMENT REPORT	5
Leading Indicators	7
Information on Tenaris	8
The Company	8
Overview	8
History and Development of Tenaris	8
Business Overview	8
Research and Development	11
Principal Risks and Uncertainties	14
Operating and Financial Review and Prospects	16
Quantitative and Qualitative Disclosure about Market Risk	25
Recent Developments	27
Environmental Regulation	27
Related Party Transactions	27
Employees	28
Corporate Governance	28
MANAGEMENT CERTIFICATION	39
FINANCIAL INFORMATION	40
Consolidated Financial Statements	40
Tenaris S.A. Annual Accounts (Luxembourg GAAP)	96

company profile
Tenaris is a leading supplier of tubes and related services for the world's energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Hammerfest
Tananger
Stavanger
Aberdeen
Esbjerg
Copenhagen
Moscow
London
Aksai
Paris
Munich
Lugano
Campina
Ploiesti
Dalmine
Silcotub
Bucharest
Atyrau
Ankara
Ashgabat
Beijing
Seoul
NKKTubes
Qingdao
Algiers
Erbil
Agadir
Alexandria
Cairo
Basra
Kuwait
Bahrain
New Delhi
Dammam
Dubai
Doha
Abu Dhabi
Ho Chi Minh
Kuala Lumpur
Singapore
Batam
Balikpapan
SPIJ
Jakarta
Lagos
Accra
Takoradi
Onne
Luanda
Maputo
Darwin
Broome
Perth
Fort McMurray
Nisku
Fort Saskatchewan
Red Deer
Calgary
Prudential
Bienfait
AlgomaTubes
Toronto
Pittsburgh
Denver
Bakersfield
Hickman
Louisville
Oklahoma City
Conroe
Houston
Cedar Springs
Westwego
Midland
Freeport
Monterrey
Reynosa
Poza Rica
Tamsa
Guadalajara
Ciudad del Carmen
Mexico City
Dos Bocas
Villahermosa
Comalcalco
Maracaibo
Caracas
TuboCaribe
Barrancabermeja
Barcelona
Bogotá
Villavicencio
Neiva
Quito
Machachi
Coca
Natal
Lima
Callao
Sta. Cruz de la Sierra
Confab
Rio das Ostras
Rio de Janeiro
Mendoza
Siderca
Santiago
Montevideo
Villa Mercedes
Siat
Rincón de los Sauces
Neuquén
Comodoro Rivadavia
Punta Arenas
Manufacturing Centers
Service Centers
R&D Centers
Commercial Offices

Letter From The Chairman
Dear Shareholders,

The collapse in the price of oil and the decline in oil and gas drilling activity worldwide are resulting in profound changes in the markets where we operate. This is the most severe downturn in our industry I have experienced and, this month, the number of active rigs drilling for oil and gas reached the lowest level recorded since Baker Hughes began publishing this statistic over 60 years ago.

Our operating and financial results are clearly being affected. In a market where demand for OCTG products fell from 17.7 million tons in 2014 to 11.2 million tons in 2015, reflecting sharply lower drilling activity and inventory adjustments, particularly in the USA and Canada, our sales for the year fell 31% to $7.1 billion. EBITDA declined to $1.3 billion, or 18% of sales, and we recorded a net loss for shareholders of $80 million, or $0.07 per share, after impairment and other charges.

These results reflect ongoing efforts to adjust Tenaris to the changing market environment. We have focused strongly on reducing costs using the flexibility of our industrial structure, maintaining high levels of efficiency in our mills even with low volumes, improving the efficiency of our purchasing processes and reducing our fixed cost structure.

We have focused on cash flow management, generating $2.2 billion from operations during the year, including a $1.4 billion reduction in working capital, and maintained investments in strategic projects including the Bay City mill and service development for our customers.

Our financial position remains solid with net cash of $1.8 billion at the end of the year. In this context, we are proposing to maintain our dividend at $0.45 per share for the 2015 fiscal year.

Around the world, we are strengthening our market position in the many distinct geographical and product segments where we operate. Each of our business units is developing strategies to take advantage of the eventual recovery, leveraging on our competitive advantages of financial strength, product technology, service development and on-the-ground customer relationships. In a low price environment, customers are looking for ways to transform the costs in their supply chain on a sustainable basis and we stand out as a supplier that can guarantee continuity, commitment, quality and innovation in every operational situation.

In the United States, we rolled out our Rig Direct™ service program in the Eagle Ford and Permian regions, investing in new service centers in Freeport and Midland. This way of operating the tubular supply chain, where we synchronize deliveries from our mills and manage the supply of pipes and accessories directly to the rig, contributes to a more sustainable, cost-efficient operation, reducing working capital and inventory obsolescence and simplifying operating procedures. By the end of the year we were supplying 50 rigs and the program will be strengthened when our Bay City mill starts operations later this year.

In the North Sea, we were awarded a multi-year contract to supply Maersk's Culzean development, which is expected to supply 5% of the UK's natural gas requirements from 2020. The supply package of sour service casing includes our newly developed Blue® Max and Blue® Heavy Wall connections fully tested under the API 5C5 CAL IV protocol, our Dopeless® technology and a full scope of pipe management services supported by local threading and repair capabilities.

We are in the final stages of negotiation of a global long-term agreement with Chevron. As part of the process, we recently concluded agreements to serve their operations in Thailand and Permian. In Thailand, we are preparing two local service centers to supply pipes and accessories ready for running offshore on a just-in-time basis using an innovative pipe by pipe tracking solution to optimize material and quality management. In the Permian, Chevron's operation is being served under our Rig Direct™ program.

Through the year we have consolidated our leading position in the offshore line pipe segment supplying major projects in the Gulf of Mexico and sub-Saharan Africa and our coating facility in Nigeria made an important contribution to our results.

In the difficult environment for the energy sector, other segments of our business are receiving more visibility. In the automotive sector, for example, we have built a leading position in tubular components for airbags, where we have a 40% global market share. In 2015 we delivered a record 70 million pieces. This year, we have been awarded a long-term contract for the supply of tubes for the ring gears in the new 10-speed gearbox transmission developed for Ford and GM. This is a sector which requires constant effort and focus on the long-term to develop products, service, quality and reliability for demanding customers.

We are taking care to maintain the long-term values on which the company has been founded. Safety is a key value for an industrial company like ours, essential for our competitive differentiation and the long-term sustainability of our operations. Our main safety indicators improved as we implemented a zero tolerance program alongside our safe hour and safe start programs. Our average injury frequency rate declined 15% in 2015 compared to 2014 and has declined 46% over the past four years.

I would also like to mention the recognition that TenarisUniversity has achieved over the past year. The MOOCs (Massive Online Open Courses) on OCTG products and services that it produced in 2015 for the edX platform founded by Harvard and MIT achieved outstanding performance ratings and completion rates around the world. And Tenaris was included within the top ten companies for its employee training and development practices in 2016 by Training Magazine, an established US publication.

As we enter 2016, oil and gas prices have declined further and oil and gas companies are making further substantial cutbacks on their investment programs. Demand for OCTG continues to decline, particularly in the United States and Canada where drilling activity is falling rapidly and inventory levels remain high in relation to consumption.

In this difficult context, we are organizing the company and defining our strategies to be prepared for an extended period of low oil prices. At the same time, we are concentrating on preparing for the inevitable recovery in each of our business units. Thus we are maintaining our strategic investments in the Bay City mill, product development, service development and human resources.

Our customers need to develop transformational changes to their supply structures with partners having the global reach and financial strength to support them in their operations worldwide. We think we are well positioned to help them. Ours is a cyclical industry, and however long this downturn lasts, we are confident that we will emerge from it with a stronger market position.

I am aware of the profound impact this downturn is having on our employees and our communities: we are making many difficult decisions to secure the future growth and competitiveness of the company. I especially want to thank them for the spirit, commitment and support that I see in all areas. I would also like to express my thanks to our customers, suppliers and shareholders for their continuing support and confidence in Tenaris.
March 30, 2016
/s/ Paolo Rocca
Paolo Rocca

Management Report
CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires:
•	References in this annual report to "the Company" refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).
•
References in this annual report to "Tenaris", "we", "us" or "our" refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

•	References in this annual report to "San Faustin" refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company's controlling shareholder.
•	"Shares" refers to ordinary shares, par value $1.00, of the Company.
•	"ADSs" refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.
•	"OCTG" refers to oil country tubular goods.
•	"tons" refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.
•	"billion" refers to one thousand million, or 1,000,000,000.
•	"U.S. dollars", "US$", "USD" or "$" each refers to the United States dollar.
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS, and adopted by the European Union, or E.U.
We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013. Information as of December 31, 2014, included in this annual report is derived from our audited restated consolidated financial statements for the year ended December 31, 2014.
Rounding
Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This annual report and any other oral or written statements made by us to the public may contain "forward-looking statements".  Forward looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as "aim", "will likely result", "will continue", "contemplate", "seek to", "future", "objective", "goal", "should", "will pursue", "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris's future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, "Business Overview", "Principal Risks and Uncertainties", and "Operating and Financial Review and Prospects". In addition to the risks related to our business discussed under "Principal Risks and Uncertainties", other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:
•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;
•	the competitive environment in our business and our industry;
•	our ability to price our products and services in accordance with our strategy;
•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;
•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;
•	trends in the levels of investment in oil and gas exploration and drilling worldwide; and
•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes.
By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading Indicators
	2015	2014	2013
TUBES SALES VOLUMES (thousands of tons)
Seamless	2,028	2,790	2,612
Welded	605	885	1,049
Total	2,633	3,675	3,661

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	1,780	2,940	2,611
Welded	633	908	988
Total	2,413	3,848	3,599

FINANCIAL INDICATORS (millions of $)
Net sales	7,101	10,338	10,597
Operating income	195	1,899	2,185
EBITDA (1)	1,255	2,720	2,795
Net income (loss)	(74)	1,181	1,574
Cash flow from operations	2,215	2,044	2,377
Capital expenditures	1,132	1,089	753

BALANCE SHEET (millions of $)
Total assets	14,887	16,511	15,931
Total borrowings	972	999	931
Net financial debt/ (cash) (2)	(1,849)	(1,257)	(911)
Total liabilities	3,021	3,704	3,461
Shareholders' equity including non-controlling interests	11,866	12,806	12,470

PER SHARE / ADS DATA ($ PER SHARE / PER ADS)(3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
(Loss) Earnings per share	(0.07)	0.98	1.31
(Loss) Earnings per ADS	(0.14)	1.96	2.63
Dividends per share (5)	0.45	0.45	0.43
Dividends per ADS (5)	0.90	0.90	0.86
ADS Stock price at year-end	23.80	30.21	43.69
Number of employees (4)	21,741	27,816	26,825

1.
Defined as operating income plus depreciation, amortization and impairment charges/(reversals). In 2015, the EBITDA figure excludes an impairment charge of $400 million on our North American welded pipe operations and in 2014 excludes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. EBITDA in 2015 includes severance charges of $177 million. If these charges were not included 2015 EBITDA would have been $1,432 million.

2.	Defined as borrowings less cash and cash equivalents, other current investments and fixed income investments held to maturiy.
3.	Each ADS represents two shares.
4.	As of December 31.
5.	Proposed or paid in respect of the year.

Information on Tenaris
The Company

Our holding company's legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company's registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.
The Company has no branches. For information on the Company's subsidiaries, see note 29 "Principal subsidiaries" to our audited consolidated financial statements included in this annual report.
Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world's energy industry and for other industrial applications. Our customers include most of the world's leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.
We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.
Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.
History and Development of Tenaris
Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin's predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of to date, our investments include controlling or strategic interests in: Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products; Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products; Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products; NKKTubes, a leading Japanese producer of seamless steel pipe products; Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products; S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products; Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia; Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production; Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities; Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry; Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries; and a sucker rod business, in Campina, Romania.
In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.
Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:
•	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;
•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;
•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and
•	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances
We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies' acquisitions is described above (See "History and Development of Tenaris"). In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.5 billion to $1.8 billion. As of December 31, 2015, approximately $0.8 billion had already been invested and an additional $0.3 billion had been committed.
Developing high-value products
We have developed an extensive range of high-value products suitable for most of our customers' operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.
Securing inputs for our manufacturing operations
We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium S.A., or Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico¸ expected to be completed in 2016, which will supply Tenaris's and Ternium's respective Mexican industrial facilities. For information on the new power plant, see note 12 c) "Investments in non-consolidated companies – Techgen S.A. de C.V." to our audited consolidated financial statements included in this annual report.
Enhancing our offer of technical and pipe management services
We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements. For example, in Mexico, since 1994, we supply Pemex, the state-owned oil company, one of the world's largest crude oil and condensates producers under just-in-time, or JIT, agreements, which allow us to provide it with comprehensive pipe management services on a continuous basis.

Our Competitive Strengths

We believe our main competitive strengths include:
•
our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;
•
our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our proximity to our customers;
•	our human resources around the world with their diverse knowledge and skills;
•
our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.

Business Segments

Tenaris has one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

For more information on our business segments, see accounting policy C "Segment information" to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing products are also commonly referred to as OCTG products. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril , we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials that exceed our internal requirements.

Research and Development
Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.
R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, at the product testing facilities of NKKTubes in Japan and at the new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil (which commenced operations in 2014). We strive to engage some of the world's leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.
Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:
•	proprietary premium joint products including Dopeless® technology;
•	heavy wall deep water line pipe, risers and welding technology;
•	proprietary steels;
•	tubes and components for the car industry and mechanical applications;
•	tubes for boilers;
•	welded pipes for oil and gas and other applications;
•	sucker rods; and
•	coatings.
In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.
We seek to protect our intellectual property, from R&D and innovation, through the use of patents and trademarks that allow us to differentiate ourselves from our competitors.

We spent $89 million for R&D in 2015, compared to $107 million in 2014 and $106 million in 2013.

TENARIS IN NUMBERS
Trend information

Leading indicators

Principal Risks and Uncertainties
We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies and the corresponding capital spending by oil and gas companies depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. The level of drilling activity has been severely affected by a strong decline in prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices. Oil and gas prices are reaching levels which, in some areas, are close to or even below operating costs; accordingly, oil and gas companies may cut back further on their investment plans and consequently, absent a significant improvement in market conditions, demand for our products may decline further. Inventory levels of steel pipe in the oil and gas industry can vary significantly and these fluctuations can affect demand for our products. When oil and gas prices fall, as has recently happened, oil and gas companies draw from existing inventory and are generally expected to hold or reduce purchases of additional steel pipe products.  Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and our profitability may be hurt if increases in the cost of raw materials and energy cannot be offset by higher selling prices. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris's market share, deteriorate the pricing environment and hurt sales and profitability. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.
We have temporarily suspended certain of our operations given the impact to our business of the sharp decline of oil prices and high levels of unfairly traded imports of products. Temporary suspensions of operations may give rise to labor conflicts and affect operations, profitability and may trigger impairment assessments of assets. Performance may also be affected by changes in governmental policies, the impact of credit restrictions on our customers' ability to perform their payment obligations with us, and any adverse economic, political or social developments in our major markets. We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company's functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.
Beginnig in 2009, Venezuela nationalized our investments in, and assumed exclusive operation control over the assets of, Tubos de Acero de Venezuela S.A. or Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has consented to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID, in connection with the nationalization process. The Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID seeking adequate and effective compensation for the expropriation of their investments in Matesi, Tavsa and Comsigua. On January 29, 2016, the ICSID released its award for the expropriation of our investment in Matesi and granted compensation in the amount of $87 million for the breaches and ordered Venezuela to pay an additional amount of $86 million in pre-award interest, aggregating to a total award of $173 million, payable in full and net of any applicable Venezuelan tax, duty or charge. However, given the current economic and political situation of Venezuela, we can give no assurance that the Venezuelan government will honor the award for the expropriation of our investments in Matesi nor agree to pay a fair and adequate compensation for our interest in Tavsa and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 30 "Nationalization of Venezuelan Subsidiaries" to our audited consolidated financial statements included in this annual report.
A key element of our business strategy is to develop and offer higher value-added products and services and to continue to pursue growth-enhancing strategic opportunities. Any of the components of our overall business strategy could cost more than anticipated or may not be successfully implemented or could be delayed or abandoned. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2015 we had $1,334 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($275 million). As of December 31, 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the United States. Additionally, as of December 31, 2015 we also recorded a $29 million impairment on the carrying value of our investment in Usiminas. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.
We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, and the U.K Bribery Act 2010.
As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company's controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy P and notes 22, 23 and 25 of our audited consolidated financial statements included in this annual report.

Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the E.U.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward‑looking statements that involve risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Statements". In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in "Principal Risks and Uncertainties", other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward‑looking statements.
Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.
We are a leading global manufacturer and supplier of steel pipe products and related services for the world's energy industry as well as for other industrial applications. Our customers include most of the world's leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.
Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers' willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry's view of such prices in the future. Crude oil prices have fallen from over $100 per barrel in June 2014 to their current levels of around $40 per barrel, as rapid production growth in the U.S. and Canada, slowing global demand growth and OPEC's decision not to cut production levels have combined to create an excess of supply in the market. Natural gas prices have also fallen on increased supply and limited demand growth. In this context, oil and gas operators are cutting back further on their investment plans, with a second successive year of substantial capital expenditure reductions expected in North America and the rest of the world.
In 2015, worldwide drilling activity declined 35% compared to the level of 2014. In the United States the rig count in 2015 declined by 48% and in Canada by 49%. In the rest of the world, the rig count declined 13% in 2015.
A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world. However, in the current low oil price environment this trend will be temporarily affected as some complex projects have been cancelled or postponed.
Our business is highly competitive.
The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.
In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. In August 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including Korea. However, despite the trade case ruling, imports from Korea continued at a very high level for some months and in September 2015 the petitioners filed for the initiation of the annual review. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from Korea and other countries in March 2015.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.
We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.
The costs of steelmaking raw materials and of steel coils and plates declined during 2015. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $506 per ton in 2015 and $724 per ton in 2014. However, our costs were negatively affected by lower absorption of fixed costs on lower sales.
Summary of results

In 2015, our net sales declined 31% compared to 2014, affected by adverse market conditions. Sales of Tubes were down 45% in North America and 21% in the rest of the world where they were supported by our positioning in Argentina and a good level of shipments to South American pipeline projects. EBITDA, which included restructuring costs of $177 million, declined 54% year on year to $1.3 billion in 2015, with the margin affected by lower absorption of fixed costs on lower sales. In our operating income, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. Our net result was further affected by noncash deferred income tax charges of $152 million resulting from currency depreciation in Argentina and Mexico and a net loss of $40 million on our share of the earnings of non-consolidated companies. Net loss attributable to owners of the parent during 2015 was $80 million.
Cash flow from operations amounted to $2.2 billion for the year. After capital expenditure of $1.1 billion and dividend payments of $531 million, we had a net cash position (cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at December 31, 2015, compared with $1.3 billion at December 31, 2014.

Outlook
As we enter 2016, oil and gas prices have fallen further and are now reaching levels which, in some areas, are close to or even below operating costs. At these levels, oil and gas companies are cutting back further on their investment plans, with a second successive year of substantial capital expenditure reductions expected in North America and the rest of the world. Drilling activity continues to decline and the U.S. rig count has reached levels below those seen in previous downturns.
Global demand for OCTG will decline further in 2016, particularly in the United States and Canada where substantial activity reductions are expected and inventories remain high in relation to the level of consumption. In the rest of the world, demand in the Middle East will benefit from the end of last year's inventory reductions but in many other regions it will be affected by further declines in activity and inventory reductions. Absent a significant improvement in market conditions during the year, we expect global OCTG demand in 2016 to fall around 20% over the level of 2015.
Our sales in 2016 will be further affected by lower selling prices reflecting the intense competitive environment and lower shipments for South American pipeline projects. We will continue to adjust our operations in these unfavorable conditions, reducing costs and strengthening our market position in preparation for an eventual recovery.

Results of Operations

Millions of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2015	2014
Selected consolidated income statement data

Continuing operations
Net sales	7,101	10,338
Cost of sales	(4,885)	(6,287)
Gross profit	2,216	4,051
Selling, general and administrative expenses	(1,624)	(1,964)
Other operating income (expenses), net	(396)	(188)
Operating income	195	1,899
Finance income	35	38
Finance cost	(23)	(44)
Other financial results	3	39
Income before equity in earnings of non-consolidated companies and income tax	210	1,932
Equity in earnings (losses) of non-consolidated companies	(40)	(165)
Income before income tax	170	1,767
Income tax	(245)	(586)
(Loss) Income for the year (1)	(74)	1,181
(Loss) Income attributable to (1):
Owners of the parent	(80)	1,159
Non-controlling interests	6	23
(Loss) Income for the year(1)	(74)	1,181
Depreciation and amortization	(659)	(616)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted (loss) earnings per share	(0.07)	0.98
Dividends per share(2)	0.45	0.45

_______________
(1)
International Accounting Standard No. 1 ("IAS 1") (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Millions of U.S. dollars (except number of shares)	At December 31,
	2015	2014
Selected consolidated financial position data

Current assets	5,743	7,396
Property, plant and equipment, net	5,672	5,160
Other non-current assets	3,472	3,955
Total assets	14,887	16,511

Current liabilities	1,755	2,603
Non-current borrowings	223	31
Deferred tax liabilities	750	714
Other non-current liabilities	293	357
Total liabilities	3,021	3,704

Capital and reserves attributable to the owners of the parent	11,713	12,654
Non-controlling interests	153	152
Total equity	11,866	12,806

Total liabilities and equity	14,887	16,511

Share capital	1,181	1,181
Number of shares outstanding (Fa	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.
Percentage of net sales	For the year ended December 31,
	2015	2014

Continuing Operations
Net sales	100.0	100.0
Cost of sales	(68.8)	(60.8)
Gross profit	31.2	39.2
Selling, general and administrative expenses	(22.9)	(19.0)
Other operating income (expenses), net	(5.6)	(1.8)
Operating income	2.8	18.4
Finance income	0.5	0.4
Finance cost	(0.3)	(0.4)
Other financial results	0.0	0.4
Income before equity in earnings of non-consolidated companies and income tax	3.0	18.7
Equity in earnings (losses) of non-consolidated companies	(0.6)	(1.6)
Income before income tax	2.4	17.1
Income tax	(3.4)	(5.7)
(Loss) Income for the year	(1.0)	11.4
(Loss) Income attributable to:
Owners of the parent	(1.1)	11.2
Non-controlling interests	0.1	0.2

Fiscal Year Ended December 31, 2015, Compared to Fiscal Year Ended December 31, 2014
The following table shows our net sales by business segment for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,
	2015		2014		Increase / (Decrease)

Tubes	6,444	91%	9,582	93%	(33%)
Others	657	9%	756	7%	(13%)
Total	7,101	100%	10,338	100%	(31%)

Tubes
The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2015	2014	Increase / (Decrease)

Seamless	2,028	2,790	(27%)
Welded	605	885	(32%)
Total	2,633	3,675	(28%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,
	2015	2014	Increase / (Decrease)
Net sales
- North America	2,538	4,609	(45%)
- South America	1,858	1,823	2%
- Europe	695	924	(25%)
- Middle East & Africa	1,082	1,817	(40%)
- Far East & Oceania	272	408	(33%)
Total net sales	6,444	9,582	(33%)
Operating income(1)	138	1,866	(93%)
Operating income (% of sales)	2.1%	19.5%
(1)Tubes operating income includes severance charges of $164 million in 2015. Additionally, in 2015 includes a goodwill impairment charge of $400 million on our welded pipe operations in the United States and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
Net sales of tubular products and services decreased 33% to $6,444 million in 2015, compared to $9,582 million in 2014, reflecting a 28% decline in volumes and a 6% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place particularly in the Middle East and Africa and in the United States. We estimate that demand for OCTG products in 2015 declined 37% when compared to 2014. In North America, sales decreased 45%, mainly due to lower sales in the U.S. onshore and Canada reflecting a decline in average drilling activity and pricing pressures due to inventory adjustments. In South America, sales remained stable as higher sales of tubular products for pipeline projects in Brazil and Argentina were offset by lower shipments of OCTG products in the region. In Europe, sales decreased mainly due to a lower level of sales of OCTG and line pipe products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower sales in the Middle East reflecting OCTG destocking and lower sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased due to lower activity in the region.
Operating income from tubular products and services, decreased 93% to $138 million in 2015, from $1,866 million in 2014. Operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States, while in 2014 it includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Additionally, in 2015 we had severance costs in the Tubes segment, to adjust the workforce to current market conditions, which amounted to $164 million. Excluding these non-recurring events, Tubes operating income declined 66%, as it was negatively affected by a decline in sales of 33% and a decline in operating margins of 10 percentage points, mostly due to industrial inefficiencies associated with low levels of capacity utilization.
Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,
	2015	2014	Increase / (Decrease)

Net sales	657	756	(13%)
Operating income	58	33	74%
Operating income (% of sales)	8.8%	4.4%

Net sales of other products and services decreased 13% to $657 million in 2015, compared to $756 million in 2014, mainly due to lower sales of energy related products, e.g., sucker rods and coiled tubing, following the decline in oil and gas drilling activity in response to the collapse in oil and gas prices.
Operating income from other products and services, increased 74% to $58 million in 2015, from $33 million in 2014, mainly reflecting an improved operating performance and margins at our industrial equipment business in Brazil.
Selling, general and administrative expenses, or SG&A, decreased by $ 340 million (17%) in 2015 from $1,964 million in 2014 to $1,624 million in 2015, mainly reflecting lower selling expenses due to the decline in sales. However, SG&A expenses increased as a percentage of net sales to 22.9% in 2015 compared to 19.0% in 2014, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs). During 2015, SG&A labor costs include $73 million of severance charges related to workforce adjustments to the difficult market conditions.
Other operating income and expenses resulted in losses of $396 million in 2015, compared to losses of $188 million in 2014, mainly due to asset impairment charges amounting to $400 million in 2015 and $206 million in 2014. These impairment charges mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in the United States, Colombia and Canada.

Financial results amounted to a gain of $14 million in 2015, compared to a gain of $33 million in 2014.
Equity in (losses) earnings of non-consolidated companies generated a loss of $40 million in 2015, compared to a loss of $165 million in 2014. During 2015 we recorded an impairment charge of $29 million on our direct investment in Usiminas, while during 2014 we recorded an impairment charge of $161 million related to our direct investment in Usiminas. Apart from the impairment result, these results were mainly derived from our equity investment in Ternium (NYSE:TX).
Income tax charges totalled $245 million in 2015, including a deferred tax charge of $152 million on the effect of currency translation on tax base.
Net loss for the year amounted to $74 million in 2015, compared to a gain of $1,181 million in 2014. The decline in net income mainly reflects a challenging operating environment affected by lower shipments and prices, inefficiencies associated with low utilization of production capacity, severance costs to adjust the workforce to current market conditions, impairments and a high deferred-tax charge affected by the effect of currency translation on tax base.
Income attributable to non-controlling interest was $6 million in 2015, compared to $23 million in 2014. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Liquidity and Capital Resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:
Millions of U.S. dollars	For the year ended December 31,
	2015	2014

Net cash provided by operating activities	2,215	2,044
Net cash used in investing activities	(1,774)	(1,786)
Net cash used in financing activities	(535)	(424)
Decrease in cash and cash equivalents	(94)	(165)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	416	598
Effect of exchange rate changes	(37)	(16)
Decrease in cash and cash equivalents	(94)	(165)
Cash and cash equivalents at the end of year (excluding overdrafts)	286	416

Cash and cash equivalents at the end of year (excluding overdrafts)	286	416
Bank overdrafts	0	1
Other current investments	2,141	1,838
Fixed income investments held to maturity	393	-
Borrowings	(972)	(999)
Net cash	1,849	1,257

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2015 we generated $2.2 billion of operating cash flow, our capital expenditures amounted to $1.1 billion and we paid dividends amounting to $531 million. At the end of the year we had a net cash position of $1.8 billion, compared to $1.3 billion at the beginning of the year.
We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.
We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.
At December 31, 2015, liquid financial assets as a whole (i.e., cash and cash equivalents, other current investments and fixed income investments held to maturity) were 19% of total assets compared to 14% at the end of 2014.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2015, U.S. dollar denominated liquid assets represented 87%, of total liquid financial assets compared to 83% at the end of 2014.
Operating activities
Net cash provided by operations during 2015 was $2.2 billion, compared to $2.0 billion during 2014. This 8% increase was mainly attributable to a decrease in working capital needs. During 2015 working capital decreased $1.4 billion, while during 2014 it increased $72 million. The main yearly variation was related to a decrease in inventories during 2015, amounting to $936 million, which compares with an increase in inventory of $73 million in 2014. Additionally, during 2015 trade receivables decreased $828 million, partially offset by an increase in trade payables of $328 million and an increase in other liabilities of $124 million. For more information on cash flow disclosures and changes to working capital, see note 27 "Cash flow disclosures" to our audited consolidated financial statements included in this annual report.
Investing activities
Net cash used in investing activities was $1.8 billion in 2015, similar to 2014. Capital expenditures were also stable at $1.1 billion during each year, as we advanced with the construction of the greenfield seamless mill in Bay City, Texas.
Financing activities
Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $535 million in 2015, compared to $424 million in 2014.
Dividends paid during 2015 amounted to $531 million, equal to 2014.
During 2015 we had no significant net proceeds/repayments from borrowings as our short-term facilities were mostly renewed as they became due, while in 2014 we had net proceeds from borrowings of $156 million.
Our total liabilities to total assets ratio was 0.20:1 as of December 31, 2015 and 0.22:1 as of December 31, 2014.
Principal Sources of Funding
During 2015, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.
Financial liabilities
During 2015, borrowings decreased by $28 million, to $972 million at December 31, 2015, from $999 million at December 31, 2014.
Borrowings consist mainly of bank loans. As of December 31, 2015 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 82% of total borrowings.

For further information about our financial debt, please see note 19 "Borrowings" to our audited consolidated financial statements included in this annual report.
The following table shows the composition of our financial debt at December 31, 2015 and 2014:
Millions of U.S. dollars	2015	2014

Bank borrowings	971	997
Bank overdrafts	0	1
Finance lease liabilities	1	1
Total borrowings	972	999

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.5% at December 31, 2015 and to 1.9% at December 31, 2014.

The maturity of our financial debt is as follows:
Millions of U.S. dollars At December 31, 2015	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	748	201	1	1	1	18	972
Interests to be accrued	1	1	1	1	1	2	6
Total	749	202	2	2	2	20	978

Our current borrowings to total borrowings ratio decreased from 0.97:1 as of December 31, 2014 to 0.77:1 as of December 31, 2015. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at December 31, 2015, compared to $1.3 billion at December 31, 2014.
For information on our derivative financial instruments, please see "Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities" and note 24 "Derivative financial instruments" to our audited consolidated financial statements included in this annual report.
For information regarding the extent to which borrowings are at fixed rates, please see "Quantitative and Qualitative Disclosure about Market Risk".

Significant Borrowings
Our most significant borrowings as of December 31, 2015 were as follows:
Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2015	Tamsa	Bank loans	607	2016
Mainly 2015	Siderca	Bank loans	105	2016
2015	Tubocaribe	Bank loan	200	January 2017

As of December 31, 2015, Tenaris was in compliance with all of its covenants.

Quantitative and Qualitative Disclosure about Market Risk
The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.
The following information should be read together with section III, "Financial risk management" to our audited consolidated financial statements included elsewhere in this annual report.
Debt Structure
The following tables provide a breakdown of our debt instruments at December 31, 2015 and 2014 which included fixed and variable interest rate obligations, detailed by maturity date:
At December 31, 2015	Expected maturity date
	2016	2017	2018	2019	2020	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	201	1	1	1	18	223
Floating rate	-	0	0	0	0	-	1

Current Debt
Fixed rate	732	-	-	-	-	-	732
Floating rate	16	-	-	-	-	-	16
	748	201	1	1	1	18	972

At December 31, 2014	Expected maturity date
	2015	2016	2017	2018	2019	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	7	1	1	1	19	30
Floating rate	-	0	0	0	0	-	1

Current Debt
Fixed rate	725	-	-	-	-	-	725
Floating rate	243	-	-	-	-	-	243
	968	8	1	1	1	19	999

(1)As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.5% at December 31, 2015 and to 1.9% at December 31, 2014.
Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2015 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 82% of total financial debt. For further information about our financial debt, please see note 19 "Borrowings" to our audited consolidated financial statements included in this annual report.
Interest Rate Risk
Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2015, we had variable interest rate debt of $17 million and fixed rate debt of $955 million ($732 million of the fixed rate debt are short-term).

Foreign Exchange Rate Risk
We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company's functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.
Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2015, had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income (excluding impairment charges) would have decreased approximately by 10%, compared with 3% in 2014, mainly because these foreign currency expenses were less affected by the downturn of the activity.
Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.
Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management's assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.
The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2015.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Euro	U.S. dollar	(335)
Argentine Peso	U.S. dollar	(73)
Brazilian real	U.S. dollar	(67)

The main relevant exposures as of December 31, 2015 corresponds to Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar and Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar.
Foreign Currency Derivative Contracts
The net fair value of our foreign currency derivative contracts amounted to a liability of $16 million at December 31, 2015 and $31 million at December 31, 2014. For further detail on our foreign currency derivative contracts, please see note 24 "Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting" to our audited consolidated financial statements included in this annual report.
Accounting for Derivative Financial Instruments and Hedging Activities
Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.
We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.
At December 31, 2015, the effective portion of designated cash flow hedges, included in other reserves in shareholders' equity amounted to a gain of $3 million.

Concentration of credit risk
There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2015.
Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.
Commodity Price Sensitivity
We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk.
Recent Developments
Annual Dividend Proposal

On February 24, 2016 the Company's board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177 million, paid in November 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016 and record date on May 24, 2016.
Environmental Regulation
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.
The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.
Related Party Transactions
Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company's board of directors and the requirements of the Company's articles of association and Luxembourg law. For further detail on Tenaris's related party transactions, see Note 28 "Related party transactions" to our audited consolidated financial statements, included in this annual report.

Employees
The following table shows the number of persons employed by Tenaris:
At December 31,
2015
Argentina	5,388
Mexico	5,101
United States	2,190
Brazil	2,050
Italy	2,030
Romania	1,624
Colombia	636
Canada	546
Indonesia	532
Japan	508
Other Countries	1,136
Total employees	21,741

At December 31, 2014 and December 31, 2013, the number of persons employed by Tenaris was 27,816 and 26,825 respectively.
We estimate that global OCTG demand declined 37% in 2015 and in 2016 it could fall around 20% over the level of 2015. The number of our employees declined 22% during 2015 as we adjusted our operations to face the new environment. We are reducing our labor costs worldwide through a wide set of measures, while preserving our key competences and maintaining our focus on the relation with our communities.
Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.
Corporate Governance
The Company's corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union's transparency directive, and the law of May 24, 2011, implementing the European Union's directive on the exercise of certain shareholders' rights in general meetings of listed companies) and the Company's articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and the Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company's securities trade.

For a summary of the significant ways in which the Company's corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company's shares trade, please visit our website at http://www.tenaris.com/investors/

Shareholders' Meetings; Voting Rights; Election of Directors
Each Share entitles the holder thereof to one vote at the Company's general shareholders' meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders' meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders' meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. In case Shares are listed on a foreign regulated market, notices of general shareholders' meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to our articles of association, for as long as the Shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless otherwise provided by applicable law, only shareholders holding Shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders' meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders' meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.
No attendance quorum is required at ordinary general shareholders' meetings, and resolutions may be adopted by a simple majority vote of the Shares validly cast at the meeting. Unless otherwise provided by applicable law, an extraordinary general shareholders' meeting may not validly deliberate on proposed amendments to the Company's articles of association unless a quorum of at least half of the Shares is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders' meeting, a second extraordinary shareholders' meeting may be convened  in accordance with the Company's articles of association and applicable law and such second extraordinary general shareholders' meeting shall validly deliberate regardless of the number of Shares represented. In both cases, the Luxembourg Companies Law and the Company's articles of association require that any resolution of an extraordinary general shareholders' meeting as to amendments to the Company's articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company's nationality or of increasing the shareholders' commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders' meetings.
Cumulative voting is not permitted. The Company's articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders' meeting at any time, with or without cause, by resolution passed by a simple majority vote of the Shares validly cast at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder's meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.
The next Company's annual general shareholders' meeting, that will consider, among other things our restated consolidated financial statements for the year 2014 and our consolidated financial statements and annual accounts included in this report, will take place in the Company's registered office in Luxembourg, on Wednesday May 4, 2016, at 9:30 A.M., Luxembourg time.
The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of the meetings and the procedures for attending and voting the meetings, please see the "Notice of the Annual General Meeting of Shareholders" on the Company's website at www.tenaris.com/investors.
Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders' meeting. The Company's articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company's shares are listed on at least one regulated market, the minimum number of directors must be five. The Company's current board of directors is composed of ten directors; however, at the next annual general shareholders' meeting, it will be proposed that the number of members of the board of directors be reduced to nine.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders' meeting to serve one-year renewable terms, as determined by the general shareholders' meeting. The general shareholders' meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders' meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting.

Under the Company's articles of association the board of directors is authorized until 2020, to increase the issued share capital in whole or in part from time to time, through issues of Shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if Shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company's articles of association, however, the Company's existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the "Beneficiaries"), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The following table sets forth the name of the Company's current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age. At the next annual general shareholders' meeting, it will be proposed that all of the current directors, except for Mr. Carlos Franck, be reappointed to the board of directors, each to hold office until the next annual general shareholders' meeting that will be convened to decide on the Company's 2016 annual accounts.
Name	Position	Principal Occupation	Years as Director	Age at December 31, 2015

Roberto Bonatti(1)	Director	President of San Faustin	13	66
Carlos Condorelli	Director	Director of Tenaris and Ternium	9	64
Carlos Franck	Director	President of Inverban	13	65
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	11	76
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	13	67
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	14	63
Jaime Serra Puche	Director	Chairman of SAI Consultores	13	64
Alberto Valsecchi	Director	Director of Tenaris	8	71
Amadeo Vázquez y Vázquez	Director	Director of Tenaris	13	73
Guillermo Vogel	Director	Vice chairman of Tamsa	13	65

___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca's first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company's board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company's board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company's board of directors. He is president of Inverban S.A. and a member of the board of directors of Siderca, Techint Holdings S.à r.l. and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University and as president of Adobe, an Argentine NGO. Mr. Franck is an Argentine citizen. Mr. Franck intends to retire and accordingly, at the next annual general shareholders's meeting, he will not be proposed as candidate to the board of directors.

Roberto Monti. Mr. Monti is a member of the Company's board of directors. He is a member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company's board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem.  He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers' organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is chairman of Humanitas University, board member of Bocconi University, member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company's board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company's board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek S.A.. Mr. Serra Puche served as Mexico's Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company's board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company's board of directors. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the Audit Committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is vicepresident finance of the Company's board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company's articles of association.

Director Liability
Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company's articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company's articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders' meeting following any such transaction.

A director will not be liable for acts committed pursuant to a board resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.
Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders' meeting passed by a simple majority vote, irrespective of the number of Shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company's articles of association vis-à-vis third parties.

Audit Committee

Pursuant to the Company's articles of association, as supplemented by the audit committee's charter, for as long as the Company's shares are listed on at least one regulated market, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company's articles of association.

Under the Company's articles of association, an independent director is a director who:
•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;
•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;
•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;
•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and
•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.
The Company's board of directors has an audit committee consisting of three members. On May 6, 2015, the Company's board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of the Company's audit committee. All three members of the audit committee qualify as independent directors under the Company's articles of association.

Under the Company's articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee's purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company's board of directors.

In addition, the audit committee is required by the Company's articles of association to review "material transactions", as such term is defined under the Company's articles of association, to be entered into by the Company or its subsidiaries with "related parties", as such term is defined in the Company's articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company's subsidiaries with related parties, the Company's audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company's articles of association, as supplemented by the audit committee's charter, a material transaction is:
•
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company's audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company's consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company's direct or indirect subsidiaries, affecting any of the Company's direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A material related party transaction shall not be entered into without prior review by the Company's audit committee and approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company's audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company's audit committee or board of directors does not approve it.

The audit committee has the authority to engage independent counsel and other advisors to review specific issues as the committee may deem necessary to carry out its duties and to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company's internal and external auditors as well as to the Company's management and employees and, subject to applicable laws, its subsidiaries.

Senior Management
Our current senior management as of the date of this annual report consists of:
Name	Position	Age at December 31, 2015
Paolo Rocca	Chairman and Chief Executive Officer	63
Edgardo Carlos	Chief Financial Officer	49
Gabriel Casanova	Supply Chain Director	57
Vincenzo Crapanzano	Industrial Director	63
Alejandro Lammertyn	Planning Director	50
Paola Mazzoleni	Human Resources Director	39
Carlos Pappier	Chief Process and Information Officer	54
Marcelo Ramos	Technology Director	52
Germán Curá	North American Area Manager	53
Sergio de la Maza	Central American Area Manager	59
Renato Catallini	Brazilian Area Manager	49
Javier Martínez Alvarez	Southern Cone Area Manager	49
Gabriel Podskubka	Eastern Hemisphere Area Manager	42
Sergio Tosato	European Area Manager	66

Paolo Rocca. Mr. Rocca is the chairman of the Company's board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.
Edgardo Carlos. Mr. Carlos currently serves as our chief financial officer, a position that he assumed on July 1, 2013. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.
Gabriel Casanova. Mr. Casanova currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca's export department in 1987.  In 1995 he became Siderca's Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.
Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. Mr. Crapanzano is an Italian citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our planning director, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.
Paola Mazzoleni. Ms. Mazzoleni currently serves as our human resources director, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company's Global Trainee Program and then served as the regional head in Italy of TenarisUniversity. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen
Carlos Pappier. Mr. Pappier currently serves as our chief process and information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.
Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.
Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca's exports director, Tamsa's exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of API. He assumed his current position in October 2006. Mr. Curá is a U.S. citizen.
Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa's new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.
Renato Catallini. Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.
Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.
Gabriel Podskubka. Mr. Podskubka currently serves as our Eastern Hemisphere area manager, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for 4 years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.
Sergio Tosato. Mr. Tosato currently serves as our European Area Manager, a position he assumed in April 2015. Mr. Tosato first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including industrial coordination director, director of operations in Siderca and manufacturing director in Dalmine. Since 2013, he was the director for industrial expansion, with responsibility over the greenfield seamless mill project in Bay City, Texas, until he assumed his current position. Mr. Tosato is an Italian citizen.
Directors' and senior management compensation

The compensation of the members of the Company's board of directors is determined at the annual ordinary general shareholders' meeting. Each member of the board of directors received as compensation for their services for the year 2015 a fee of $85,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company's articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2015, 2014 and 2013, the cash compensation of directors and senior managers amounted to $29.2 million, $26.0 million and $28.1 million, respectively. In addition, directors and senior managers received 540, 567 and 534 thousand units for a total amount of $5.4 million, $6.2 million and $5.6 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) "Employee benefits –Other long term benefits" to our audited consolidated financial statements included in this annual report.
There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.
Auditors
The Company's articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company's annual accounts and to submit a report on the accounts to shareholders at the annual shareholders' meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d'entreprises). Auditors are appointed by the general shareholders' meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.
The Company's audit committee is responsible for, among other things, the oversight of the Company's independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors. Under the policy, the audit committee makes its recommendations to the shareholders' meeting concerning the continuing appointment or termination of the Company's independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders' meeting, the related fees. The general shareholders' meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee's approval can be undertaken by the independent auditor.
Our independent auditor for the fiscal year ended December 31, 2015, appointed by the shareholders' meeting held on May 6, 2015, was PricewaterhouseCoopers Société Coopérative., Cabinet de révision agréé, in connection with all of our annual accounts and financial statements.

Fees Paid to the Company's Independent Auditor
In 2015, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2015 are detailed below.
For the year ended December 31,
Thousands of U.S. dollars	2015

Audit Fees	4,372
Audit-Related Fees	78
Tax Fees	25
All Other Fees	15
Total	4,490
Audit Fees
Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

Audit-Related Fees
Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.
Tax Fees
Fees paid for tax compliance professional services.
All Other Fees
Fees paid for the support in the development of training courses.

Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report, was 1,400,603, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Total	1,400,603

Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company's major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company's share capital), (2) non-affiliated public shareholders, and (3) the Company's directors and senior management as a group. The information below is based on the most recent information provided to the Company.
Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC (2)	81,903,771	6.94%
Directors and senior management as a group	1,400,603	0.12%
Public	383,627,269	32.50%
Total	1,180,536,830	100.00%
__________
(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK") holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.
(2)	On March 1, 2016, Aberdeen Asset Management PLC filed a Schedule 13(G) with the SEC informing that, as of December 31, 2015, it is deemed to be the beneficial owner of 79,833,738 Shares of Tenaris, representing 6.8% of Tenaris's issued and outstanding capital share. In addition, Aberdeen Asset Management PLC informed Tenaris that, as of December 31, 2015, (i) it held 2,070,033 Shares, representing 0.14% (in addition to its ADSs holdings reported in the above mentioned Schedule 13(G)); and (i) based on it ADSs and Shares' holdings, it held 5.41% of Tenaris's votes.
The voting rights of the Company's major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company's knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by the Company's articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders' meeting. There were 1,180,536,830 shares issued as of December 31, 2015. All issued shares are fully paid.

The Company's articles of association authorize the board of directors until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company's articles of association, the Company's existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):
•
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the "Beneficiaries"), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Company's articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of the Company's shares.

Amendment of the Company's articles of association requires the approval of shareholders at an extraordinary shareholders' meeting with a two-thirds majority vote of the Shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of the Company's outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.12% of the Company's outstanding shares, while the remaining 39.44% are publicly traded. The Company's shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company's ADSs trade on the New York Stock Exchange. See "Corporate Governance – Major Shareholders".

None of the Company's outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is a party and which take effect, alter or terminate in the event of a change in the control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders' meeting to serve one-year renewable terms. See "Corporate Governance – Board of Directors".

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris's internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

In addition, under the Company's articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
On a yearly basis, management conducts its assessment of the effectiveness of Tenaris's internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
On February 24, 2016, management reported to the audit committee of the Company's board of directors that management had conducted its assessment of the effectiveness of the Company's internal controls over financial reporting for the year ended December 31, 2015, and that, based on management's evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company's internal controls over financial reporting were effective as of December 31, 2015.

Management Certification
We confirm, to the best of our knowledge, that:
1.
the consolidated financial statements prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
the consolidated management report on the consolidated financial statements included in this annual report, which has been combined with the management report on the annual accounts included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
March 30, 2016

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos
March 30, 2016

Financial Information

Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2015, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors' responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Responsibility of the "Réviseur d'entreprises agréé"

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the "Réviseur d'entreprises agréé" including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the "Réviseur d'entreprises agréé" considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 2, rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of 31 December 2015, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers, Société coopérative                                           Luxembourg, 30 March 2016
Represented by

/s/ Mervyn R. Martins

Mervyn R. Martins

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2015	2014	2013
Continuing operations
Net sales	1	7,100,753	10,337,962	10,596,781
Cost of sales	2	(4,885,078)	(6,287,460)	(6,456,786)
Gross profit		2,215,675	4,050,502	4,139,995
Selling, general and administrative expenses	3	(1,624,275)	(1,963,952)	(1,941,213)
Other operating income	5	14,603	27,855	14,305
Other operating expenses	5	(410,575)	(215,589)	(28,257)
Operating income		195,428	1,898,816	2,184,830
Finance Income	6	34,574	38,211	34,767
Finance Cost	6	(23,058)	(44,388)	(70,450)
Other financial results	6	2,694	39,214	7,004
Income before equity in earnings of non-consolidated companies and income tax		209,638	1,931,853	2,156,151
Equity in earnings (losses) of non-consolidated companies	7	(39,558)	(164,616)	46,098
Income before income tax		170,080	1,767,237	2,202,249
Income tax	8	(244,505)	(586,061)	(627,877)
(Loss) Income for the year		(74,425)	1,181,176	1,574,372
Attributable to:
Owners of the parent		(80,162)	1,158,517	1,551,394
Non-controlling interests		5,737	22,659	22,978
		(74,425)	1,181,176	1,574,372
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (loss) earnings per share (U.S. dollars per share)		(0.07)	0.98	1.31
Basic and diluted (loss) earnings per ADS (U.S. dollars per ADS) (*)		(0.14)	1.96	2.63

 (*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013

(Loss) Income for the year	(74,425)	1,181,176	1,574,372

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	14,181	1,850	18,314
Income tax on items that will not be reclassified	(4,242)	(513)	(4,865)
	9,939	1,337	13,449
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(256,260)	(197,711)	(1,941)
Change in value of cash flow hedges and available for sale financial instruments	13,185	(10,483)	2,941
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(92,914)	(54,688)	(87,666)
- Changes in the fair value of derivatives held as cash flow hedges and others	(4,239)	(3,857)	2,682
Income tax related to cash flow hedges and available for sale financial instruments	(284)	400	478
	(340,512)	(266,339)	(83,506)
Other comprehensive (loss) for the year, net of tax	(330,573)	(265,002)	(70,057)
Total comprehensive (loss) income for the year	(404,998)	916,174	1,504,315
Attributable to:
Owners of the parent	(410,187)	894,929	1,480,572
Non-controlling interests	5,189	21,245	23,743
	(404,998)	916,174	1,504,315

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2015		At December 31, 2014
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,672,258		5,159,557
Intangible assets, net	11	2,143,452		2,757,630
Investments in non-consolidated companies	12	490,645		643,630
Available for sale assets	30	21,572		21,572
Other investments	18	394,746		1,539
Deferred tax assets	20	200,706		268,252
Receivables	13	220,564	9,143,943	262,176	9,114,356
Current assets
Inventories	14	1,843,467		2,779,869
Receivables and prepayments	15	148,846		267,631
Current tax assets	16	188,180		129,404
Trade receivables	17	1,135,129		1,963,394
Other investments	18	2,140,862		1,838,379
Cash and cash equivalents	18	286,547	5,743,031	417,645	7,396,322
Total assets			14,886,974		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent			11,713,344		12,654,114
Non-controlling interests			152,712		152,200
Total equity			11,866,056		12,806,314
LIABILITIES
Non-current liabilities
Borrowings	19	223,221		30,833
Deferred tax liabilities	20	750,325		714,123
Other liabilities	21 (i)	231,176		285,865
Provisions	22 (ii)	61,421	1,266,143	70,714	1,101,535
Current liabilities
Borrowings	19	748,295		968,407
Current tax liabilities	16	136,018		352,353
Other liabilities	21 (ii)	222,842		296,277
Provisions	23 (ii)	8,995		20,380
Customer advances		134,780		133,609
Trade payables		503,845	1,754,775	831,803	2,602,829
Total liabilities			3,020,918		3,704,364
Total equity and liabilities			14,886,974		16,510,678

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	-	-	-	-	-	1,158,517	1,158,517	22,659	1,181,176
Currency translation adjustment	-	-	-	(196,852)	-	-	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	1,503	-	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(9,694)	-	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	-	-	-	(54,688)	(3,857)	-	(58,545)	-	(58,545)
Other comprehensive (loss) income for the year	-	-	-	(251,540)	(12,048)	-	(263,588)	(1,414)	(265,002)
Total comprehensive income for the year	-	-	-	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	-	-	-	-	7	-	7	(152)	(145)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(48,339)	(579,581)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	-	-	-	-	-	1,551,394	1,551,394	22,978	1,574,372
Currency translation adjustment	-	-	-	(2,247)	-	-	(2,247)	306	(1,941)
Effect of adopting IAS 19R	-	-	-	-	13,449	-	13,449	-	13,449
Hedge reserve, net of tax	-	-	-	-	2,960	-	2,960	459	3,419
Share of other comprehensive income of non-consolidated companies	-	-	-	(87,666)	2,682	-	(84,984)	-	(84,984)
Other comprehensive (loss) income for the year	-	-	-	(89,913)	19,091	-	(70,822)	765	(70,057)
Total comprehensive income for the year	-	-	-	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(18,642)	(526,273)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

(1)
The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2014 and 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2)
 Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2015	2014	2013
Cash flows from operating activities
(Loss) income for the year		(74,425)	1,181,176	1,574,372
Adjustments for:
Depreciation and amortization	10 & 11	658,778	615,629	610,054
Impairment charge	5	400,314	205,849	-
Income tax accruals less payments	27(ii)	(91,080)	79,062	125,416
Equity in (earnings) losses of non-consolidated companies	7	39,558	164,616	(46,098)
Interest accruals less payments, net	27(iii)	(1,975)	(37,192)	(29,723)
Changes in provisions		(20,678)	(4,982)	(1,800)
Changes in working capital	27(i)	1,373,985	(72,066)	188,780
Other, including currency translation adjustment		(69,473)	(88,025)	(43,649)
Net cash provided by operating activities		2,215,004	2,044,067	2,377,352

Cash flows from investing activities
Capital expenditures	10 & 11	(1,131,519)	(1,089,373)	(753,498)
Changes in advance to suppliers of property, plant and equipment		49,461	(63,390)	(22,234)
Investment in non-consolidated companies	12 c	(4,400)	(1,380)	-
Acquisition of subsidiaries and non-consolidated companies	26	-	(28,060)	-
Net loan to non-consolidated companies		(22,322)	(21,450)	-
Proceeds from disposal of property, plant and equipment and intangible assets		10,090	11,156	33,186
Dividends received from non-consolidated companies	12	20,674	17,735	16,334
Changes in investments in securities		(695,566)	(611,049)	(582,921)
Net cash used in investing activities		(1,773,582)	(1,785,811)	(1,309,133)

Cash flows from financing activities
Dividends paid	9	(531,242)	(531,242)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(2,950)	(48,339)	(18,642)
Acquisitions of non-controlling interests		(1,068)	(145)	(7,768)
Proceeds from borrowings (*)		2,064,218	3,046,837	2,460,409
Repayments of borrowings (*)		(2,063,992)	(2,890,717)	(3,143,241)
Net cash used in financing activities		(535,034)	(423,606)	(1,216,873)

Decrease in cash and cash equivalents		(93,612)	(165,350)	(148,654)
Movement in cash and cash equivalents
At the beginning of the year		416,445	598,145	772,656
Effect of exchange rate changes		(36,635)	(16,350)	(25,857)
Decrease in cash and cash equivalents		(93,612)	(165,350)	(148,654)
At December 31,	27(iv)	286,198	416,445	598,145

		At December 31,
Cash and cash equivalents		2015	2014	2013
Cash and bank deposits	18	286,547	417,645	614,529
Bank overdrafts	19	(349)	(1,200)	(16,384)
		286,198	416,445	598,145

(*) Mainly related to the renewal of short-term local facilities carried out during the years 2015, 2014 and 2013.

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES ("AP")	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and Other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries and non-consolidated companies
		27	Cash flow disclosures
A	Financial Risk Factors	28	Related party transactions
B	Financial instruments by category	29	Principal subsidiaries
C	Fair value hierarchy	30	Nationalization of Venezuelan Subsidiaries
D	Fair value estimation	31	Fees paid to the Company's principal accountant
E	Accounting for derivative financial instruments and hedging activities	32	Subsequent event

 I. GENERAL INFORMATION
Tenaris S.A. (the "Company") was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 29 to these Consolidated Financial Statements.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company's Board of Directors on February 24, 2016.

Restatement of 2014 Financial Statements
On May 28, 2015, the Company restated its Consolidated Financial Statements for the year ended December 31, 2014 to reduce the carrying amount of the Company's investment in Usinas Siderúrgicas de Minas Gerais S.A. Usiminas ("Usiminas"). All information as of December 31, 2014 included in these Consolidated Financial Statements is derived from the Company's audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

II. ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
A Basis of presentation
The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars ("$").

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, "Revenue from contracts with customers"

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

IFRS 9, "Financial instruments"

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

A Basis of presentation (Cont.)
(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

Amendments to IFRS 10, "Consolidated financial statements" and IAS 28, "Investments in associates and joint ventures"

In September 2014, the IASB issued the Amendments to IFRS 10, "Consolidated financial statements" and IAS 28, "Investments in associates and joint ventures", which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied on annual periods beginning on or after January 1, 2016.

These standards are not effective for the financial year beginning January 1, 2015 and have not been early adopted.

These standards have not been endorsed by the EU.

The Company's management has not yet assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

(2)	New and amended standards adopted for Tenaris

Amendments to IAS 32, 'Financial instruments: Presentation', IAS 36, 'Impairment of assets' and IAS 39, 'Financial instruments: Recognition and measurement'.

All the amendments to the standards IAS 32, 'Financial instruments: Presentation' – Offsetting ﬁnancial assets and ﬁnancial liabilities, IAS 36, 'Impairment of assets' – Recoverable amount disclosures for non-ﬁnancial assets and IAS 39, 'Financial instruments: Recognition and measurement' – Novation of derivatives and continuation of hedge accounting have been analyzed by the Company. The application of these standards did not materially affect the Company's financial condition or results of operations.

B Group accounting
(1) Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

B Group accounting (Cont.)
(2) Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company's investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris' interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company's pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company's pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2015, Tenaris holds 11.46% of Ternium's common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, "Investments in associates companies") over Ternium, and as a result the Company's investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium's Board of Directors (including Ternium's chairman) are also members of the Company's Board of Directors;
▪
Under the shareholders' agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium's main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium's Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium's Board of Directors pursuant to previous written instructions of the Company.

The Company's investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium's earnings and other shareholders' equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership $22.6 million less than its proportional ownership of Ternium's shareholders' equity at the transaction date. As a result of this treatment, Tenaris' investment in Ternium will not reflect its proportional ownership of Ternium's net equity position.

At December 31, 2015, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. ("Confab"), 5.0% of the shares with voting rights and 2.5% of Usiminas's total share capital. The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas's existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas' total voting capital and 13.8% of Usiminas' total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28, "Investments in Associates and Joint Ventures").

Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium and Usiminas at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2015, 2014 and 2013, no impairment provisions were recorded on Tenaris' investment in Ternium while in 2014 and 2015, impairment charges were recorded on Tenaris' investment in Usiminas. See Note 7 and Note 12.

C Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris' Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer's location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D Foreign currency translation
(1) Functional and presentation currency
IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;
▪	Significant level of integration of the local operations within Tenaris' international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

D                  Foreign currency translation (Cont.)

(2)               Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial results" in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences in non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3) Translation of financial information in currencies other than the functional currency
Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E Property, plant and equipment
Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) ("Borrowing Costs"). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets' residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.
Management's re-estimation of assets useful lives, performed in accordance with IAS 16 ("Property, Plant and Equipment"), did not materially affect depreciation expenses for 2015, 2014 and 2013.

E Property, plant and equipment (Cont.)
Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F Intangible assets
(1) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Tenaris' share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.
For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.
(2) Information systems projects
Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38 ("Intangible Assets"), did not materially affect depreciation expenses for 2015, 2014 and 2013.

(3) Licenses, patents, trademarks and proprietary technology
Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2015 and 2014, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38 ("Intangible Assets"), did not materially affect depreciation expenses for 2015, 2014 and 2013.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2015, 2014 and 2013 totaled $89.0 million, $106.9 million and $105.6 million, respectively.

F Intangible assets
(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

Prudential, a welded pipe mill producing OCTG and line pipe products in Canada, has been negatively affected by current market conditions (including an increase in unfairly traded imports of OCTG and line pipe products), reflected in a loss of market share and in the decline in the level of its profitability. Based on these circumstances, the Company has reviewed the useful life of Prudential's customer relationships and decided to reduce the remaining amortization period from 5 years to 2 years, consequently a higher amortization charge of approximately $31.2 million was included in Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2015.

G Impairment of non-financial assets
Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company's principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris' cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris' customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset's value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in "Financial Results" in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets "at fair value through profit or loss" because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I Inventories
Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier's invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management's analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty's difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. For this purpose, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

K Cash and cash equivalents
Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L Equity

(1) Equity components
The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)  Share capital
The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2015, 2014 and 2013 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.
(3)  Dividends distribution by the Company to shareholders
Dividends distributions are recorded in the Company's financial statements when Company's shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25).

M Borrowings
Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.
N Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O Employee benefits

(1)	Post employment benefits
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), "Employee Benefits", as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in "Other comprehensive income" in the period in which they arise. Past-service costs are recognized immediately in the income statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Employees' service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris' Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris' Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan will be frozen for the purposes of credited service as well as determination of final average pay.

▪
Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

O Employee benefits (Cont.)
(2)	Other long term benefits
During 2007, Tenaris launched an employee retention and long term incentive program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris' shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2015 and 2014, the outstanding liability corresponding to the Program amounts to $84.0 million and $98.1 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2015 and 2014, is $105.3 million and $107.4 million, respectively.

(3)	Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P Provisions
Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris' potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris' litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q Trade payables
Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris' activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.
Tenaris' products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company's subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

R Revenue recognition (Cont.)
The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris' storage facilities that have not been shipped to customers amounted to 2.9%, 1.1% and 1.3% as of December 31, 2015, 2014 and 2013, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:
▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 1.55% of total sales). The revenue recognition of the contracts follows the IAS 11 guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris' right to receive payment is established.

S Cost of sales and sales expenses
Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in "Selling, general and administrative expenses" in the Consolidated Income Statement.

T Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris' non derivative financial instruments are classified into the following categories:

▪
Financial instruments at fair value through profit and loss: comprise mainly Other Investments expiring in less than ninety days from the measurement date (included within cash and cash equivalents) and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company's interest in the Venezuelan Companies (see Note 30).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris' operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris' financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company's objectives, policies and processes for managing these risks remained unchanged during 2015.

A. Financial Risk Factors

(i) Capital Risk Management
Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where "debt" comprises financial borrowings and "total equity" is the sum of financial borrowings and equity) is 0.08 as of December 31, 2015 and 0.07 as of December 31, 2014. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii) Foreign exchange risk
Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company's functional currency is the U.S. dollar the purpose of Tenaris' foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris' exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management's assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris' subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris' financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris' main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company's profit and loss as of December 31, 2015 and 2014:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2015	2014
Argentine Peso / U.S. Dollar	(73,399)	(191,095)
Euro / U.S. Dollar	(334,831)	(189,366)
Brazilian Real / U.S. Dollar	(66,826)	150,486

A. Financial Risk Factors (Cont.)

(ii) Foreign exchange risk (Cont.)
The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2015 and 2014 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.7 million and $1.9 million as of December 31, 2015 and 2014, respectively.

▪	Euro / U.S. dollar

As of December 31, 2015 and 2014, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $3.3 million and $1.9 million as of December 31, 2015 and 2014, respectively, which would have been to a large extent offset by changes to Tenaris' net equity position.

Considering the balances held as of December 31, 2015 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.1 million (including a loss / gain of $5.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris' net equity position of $3.9 million. For balances held as of December 31, 2014, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $7.5 million (including a loss / gain of $2.8 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris' net equity position of $1.8 million.

(iii) Interest rate risk
Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.
The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2015		2014
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (short term financing)	954,681	98%	755,498	76%
Variable rate	16,835	2%	243,742	24%
Total (*)	971,516		999,240

 (*) As of December 31, 2015 approximately 59% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or less than 360 days. This compares to approximately 73% of the total outstanding debt balance as of December 31, 2014.

The Company estimates that, if market interest rates applicable to Tenaris' borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.8 million in 2015 and $6.3 million in 2014.

A. Financial Risk Factors (Cont.)

 (iv) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris' net sales in 2015, 2014 and 2013.

Tenaris' credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2015 and 2014 trade receivables amount to $1,135.1 million and $1,963.4 million respectively. Trade receivables have guarantees under credit insurance of $325.1 million and $460.5 million, letter of credit and other bank guarantees of $20.5 million and $98.4 million, and other guarantees of $7.9 million and $12.3 million as of December 31, 2015 and 2014 respectively.

As of December 31, 2015 and 2014 past due trade receivables amounted to $333.8 million and $350.1 million, respectively. Out of those amounts $84.9 million and $75.8 million are guaranteed trade receivables while $101.5 million and $69.0 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v) Counterparty risk
Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 92% of Tenaris' liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2015, in comparison with approximately 89% as of December 31, 2014.

(vi) Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2015, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents, other current investments and fixed income investments held to maturity) were 19% of total assets at the end of 2015 compared to 14% at the end of 2014.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2015 and 2014, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2015 and 2014, U.S. dollar denominated liquid assets represented approximately 87% and 83% of total liquid financial assets respectively.

A. Financial Risk Factors (Cont.)

(vii) Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2015	Assets at fair value through profit and loss	Held to maturity	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	18,248	-	-	-	18,248
Trade receivables	-	-	1,135,129	-	1,135,129
Other receivables	-	-	131,896	-	131,896
Available for sale assets (See note 30)	-	-	-	21,572	21,572
Other investments	2,142,524	393,084	-	-	2,535,608
Cash and cash equivalents	185,528	-	101,019	-	286,547
Total	2,346,300	393,084	1,368,044	21,572	4,129,000

December 31, 2015	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	971,516	971,516
Derivative financial instruments	34,540	-	34,540
Trade and other payables	-	518,714	518,714
Total	34,540	1,490,230	1,524,770

December 31, 2014	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	25,588	-	-	25,588
Trade receivables	-	1,963,394	-	1,963,394
Other receivables	-	172,190	-	172,190
Available for sale assets (See note 30)	-	-	21,572	21,572
Other investments	1,452,159	-	387,759	1,839,918
Cash and cash equivalents	296,873	120,772	-	417,645
Total	1,774,620	2,256,356	409,331	4,440,307

December 31, 2014	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	999,240	999,240
Derivative financial instruments	56,834	-	56,834
Trade and other payables	-	866,688	866,688
Total	56,834	1,865,928	1,922,762

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2015 and 2014.

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	-	-	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	-	18,250	-	18,250
Available for sale assets (*)	-	-	21,572	21,572
Total	1,533,797	810,843	23,234	2,367,874
Liabilities
Derivatives financial instruments	-	34,540	-	34,540
Total	-	34,540	-	34,540

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	296,873	-	-	296,873
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets (*)	-	-	21,572	21,572
Total	1,574,338	586,502	23,111	2,183,951
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834

(*) For further detail regarding Available for sale assets, see Note 30.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris' interest in Venezuelan companies under process of nationalization (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2015	2014
	Assets / Liabilities
At the beginning of the period	23,111	24,070
Currency translation adjustment and others	123	(959)
At the end of the year	23,234	23,111

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 99% of its carrying amount including interests accrued as of December 31, 2015.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99% of its carrying amount including interests accrued in 2015 as compared with 100% in 2014. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument's fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris' derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2015 and 2014, the effective portion of designated cash flow hedges which is included in "Other Reserves" in equity amounts to $2.8 million credit and $7.9 million debit (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within "Other Reserves" in equity are also shown in Note 24.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information
As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2015	Tubes	Other	Total

IFRS - Net Sales	6,443,814	656,939	7,100,753
Management View - Operating income	685,870	66,431	752,301
· Differences in cost of sales and others	(228,948)	(9,794)	(238,742)
· Differences in impairment / Depreciation and amortization	(319,293)	1,162	(318,131)
IFRS - Operating income	137,629	57,799	195,428
Financial income (expense), net			14,210
Income before equity in earnings of non-consolidated companies and income tax			209,638
Equity in losses of non-consolidated companies			(39,558)
Income before income tax			170,080

Capital expenditures	1,088,901	42,618	1,131,519
Depreciation and amortization	638,456	20,322	658,778

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total

IFRS - Net Sales	9,581,615	756,347	10,337,962

Management View - Operating income	2,022,429	27,735	2,050,164
· Differences in cost of sales and others	(35,463)	5,197	(30,266)
· Depreciation and amortization/Impairment	(121,289)	207	(121,082)
IFRS - Operating income	1,865,677	33,139	1,898,816
Financial income (expense), net			33,037
Income before equity in earnings of non-consolidated companies and income tax			1,931,853
Equity in losses of non-consolidated companies			(164,616)
Income before income tax			1,767,237

Capital expenditures	1,051,148	38,225	1,089,373
Depreciation and amortization	593,671	21,958	615,629

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
IFRS - Net Sales	9,812,295	784,486	10,596,781

Management View - Operating income	2,098,160	91,265	2,189,425
· Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
· Depreciation and amortization	711	(114)	597
IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)
Income before equity in earnings of non-consolidated companies and income tax			2,156,151
Equity in earnings of non-consolidated companies			46,098
Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $57,468, $233,863 and $276,388 in 2015, 2014 and 2013, respectively.
Net income under Management view amounted to $18.2 million, while under IFRS amounted to $74.4 million loss. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

1 Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2015
Net sales	2,865,041	2,133,534	728,815	1,096,688	276,675	-	7,100,753
Total assets	8,713,235	2,931,297	1,877,429	429,317	423,479	512,217	14,886,974
Trade receivables	367,439	396,834	181,084	137,278	52,494	-	1,135,129
Property, plant and equipment, net	3,253,317	1,269,995	907,466	86,181	155,299	-	5,672,258
Capital expenditures	823,602	168,140	82,344	36,867	20,566	-	1,131,519
Depreciation and amortization	390,654	125,754	112,742	9,912	19,716	-	658,778

Year ended December 31, 2014
Net sales	4,977,239	2,125,984	979,042	1,843,778	411,919	-	10,337,962
Total assets	9,550,349	3,340,973	1,857,285	598,175	498,694	665,202	16,510,678
Trade receivables	733,864	554,542	259,115	340,880	74,993	-	1,963,394
Property, plant and equipment, net	2,953,763	1,303,162	683,283	60,354	158,995	-	5,159,557
Capital expenditures	610,252	338,995	111,232	10,891	18,003	-	1,089,373
Depreciation and amortization	345,185	120,905	119,226	10,154	20,159	-	615,629

Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948	-	10,596,781
Total assets	8,130,812	3,150,000	2,561,557	562,206	592,065	934,330	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550	-	1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140	-	4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222	-	753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440	-	610,054

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the USA (27.4%); "South America" comprises principally Argentina (18.8%), Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Angola, Nigeria and Saudi Arabia and; "Far East and Oceania" comprises principally China, Japan and Indonesia.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2015, 2014 and 2013 (see Note 12 and 30).

2 Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Inventories at the beginning of the year	2,779,869	2,702,647	2,985,805

Plus: Charges of the period
Raw materials, energy, consumables and other	1,934,209	3,944,283	3,749,921
Increase in inventory due to business combinations	-	4,338	-
Services and fees	298,470	453,818	422,142
Labor cost	947,997	1,204,720	1,199,351
Depreciation of property, plant and equipment	377,596	366,932	368,507
Amortization of intangible assets	24,100	17,324	8,263
Maintenance expenses	184,053	217,694	202,338
Allowance for obsolescence	68,669	4,704	70,970
Taxes	21,523	20,024	4,956
Other	92,059	130,845	147,180
	3,948,676	6,364,682	6,173,628

Less: Inventories at the end of the year	(1,843,467)	(2,779,869)	(2,702,647)
	4,885,078	6,287,460	6,456,786

For the year ended December 2015, labor cost includes approximately $104 million of severance indemnities related to the adjustment of the workforce to current market conditions.

3 Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Services and fees	158,541	178,700	177,996
Labor cost	579,360	594,660	575,588
Depreciation of property, plant and equipment	18,543	20,197	19,132
Amortization of intangible assets	238,539	211,176	214,152
Commissions, freight and other selling expenses	351,657	598,138	600,239
Provisions for contingencies	19,672	35,557	31,429
Allowances for doubtful accounts	36,788	21,704	23,236
Taxes	129,018	165,675	170,659
Other	92,157	138,145	128,782
	1,624,275	1,963,952	1,941,213

For the year ended December 2015, labor cost includes approximately $73 million of severance indemnities related to the adjustment of the workforce to current market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Wages, salaries and social security costs	1,504,918	1,743,253	1,714,471
Employees' service rescission indemnity (including those classified as defined contribution plans)	13,286	17,431	10,978
Pension benefits - defined benefit plans	14,813	18,645	32,112
Employee retention and long term incentive program	(5,660)	20,051	17,378
	1,527,357	1,799,380	1,774,939

At the year-end, the number of employees was 21,741 in 2015, 27,816 in 2014 and 26,825 in 2013.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2015	2014	2013
Argentina	5,388	6,421	6,379
Mexico	5,101	5,518	5,290
Brazil	2,050	3,835	3,309
USA	2,190	3,549	3,449
Italy	2,030	2,352	2,352
Romania	1,624	1,725	1,637
Canada	546	1,225	1,280
Indonesia	532	677	711
Colombia	636	614	627
Japan	508	588	565
Other	1,136	1,312	1,226
	21,741	27,816	26,825

5 Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Other operating income
Net income from other sales	7,480	8,843	10,663
Net rents	6,462	4,041	3,494
Other	661	14,971	148
	14,603	27,855	14,305

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,052	9,961	21,147
Provisions for legal claims and contingencies	1	(760)	(2)
Loss on fixed assets and material supplies disposed / scrapped	94	203	39
Impairment charge	400,314	205,849	-
Allowance for doubtful receivables	1,114	336	1,708
Other	-	-	5,365
	410,575	215,589	28,257

Impairment charge

Tenaris' main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A continuous decline in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, continues to decline. Selling prices of products in North America were also affected by high levels of unfairly traded imported products (including the accumulation of excess inventories of imported products).

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company's expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris' market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

5 Other operating income and expenses (Cont.)

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2015, the main discount rates used were in a range between 9% and 13%.

During the third quarter 2015 and as a result of the deterioration of business conditions for its welded pipe assets in the United States, Tenaris decided to write down the goodwill value on these assets recording an impairment charge of  $400.3 million. Consequently, the carrying value of the assets impaired was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	1,382,993	(400,314)	982,679

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company's cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris' clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

As of December 31, 2015 for the OCTG – USA CGU an increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would not generate a material effect on the carrying amount of the CGU as of that date.

Following the requirements of IAS 36, Tenaris has determined the CGU for which a reasonable possible change in a key assumptions would cause the CGU's carrying amount to exceed its recoverable amount. For Tubocaribe an increase of 100 Bps in the discount rate would generate an impairment of $32 million; a decline of 100 Bps in the growth rate would generate an impairment of $19 million; and a decline of 5% in the cash flow projections would generate an impairment of $14 million.

At December 31, 2014, the Company recorded an impairment charge over its welded pipe assets in Colombia and Canada. The carrying value of the assets impaired (i.e., property, plant and equipment and intangible assets) was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
Tubocaribe – Colombia	255,060	(174,239)	80,821
Prudential – Canada	261,497	(31,610)	229,887
Total	516,557	(205,849)	310,708

6 Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013

Interest Income	39,516	34,582	34,046
Interest from available-for-sale financial assets	-	4,992	191
Net result on changes in FV of financial assets at FVTPL	(4,942)	(1,478)	540
Net result on available-for-sale financial assets	-	115	(10)
Finance income	34,574	38,211	34,767
Finance Cost	(23,058)	(44,388)	(70,450)
Net foreign exchange transactions results	(13,301)	50,298	37,179
Foreign exchange derivatives contracts results	30,468	(4,733)	4,414
Other	(14,473)	(6,351)	(34,589)
Other Financial results	2,694	39,214	7,004
Net Financial results	14,210	33,037	(28,679)

During the period Tenaris has derecognized all its fixed income financial instruments categorized as available for sale. Following is an evolution of the available for sale financial assets reserve in Other Comprehensive Income.

	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15
Available for sale	(39)	(2,447)	(2,486)	2,486	-
Total Available for sale reserve	(39)	(2,447)	(2,486)	2,486	-

7 Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

From non-consolidated companies	(10,674)	(24,696)	46,098
Gain on equity interest (see Note 26)	-	21,302	-
Impairment loss on non-consolidated companies (see Note 12)	(28,884)	(161,222)	-
	(39,558)	(164,616)	46,098

8 Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Current tax	164,562	695,136	594,179
Deferred tax	79,943	(109,075)	33,698
	244,505	586,061	627,877

The tax on Tenaris' income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Income before income tax	170,080	1,767,237	2,202,249

Tax calculated at the tax rate in each country (*)	(61,624)	312,714	465,029
Non taxable income / Non deductible expenses, net (*)	149,789	132,551	72,768
Changes in the tax rates	6,436	3,249	8,287
Effect of currency translation on tax base (**)	151,615	138,925	92,695
Utilization of previously unrecognized tax losses	(1,711)	(1,378)	(10,902)
Tax charge	244,505	586,061	627,877

(*) Include the effect of the impairment charges of approximately $400.3 million and $205.8 million in 2015 and 2014, respectively.

(**) Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentinian, Colombia and Mexican), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9 Dividends distribution

On November 4, 2015, the Company's Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, on November 25, 2015, with an ex-dividend date of November 23, 2015.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

On May 7, 2014 the Company's Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

On May 2, 2013, the Company's shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2012, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

10 Property, plant and equipment, net

Year ended December 31, 2015	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866
Translation differences	(28,711)	(250,470)	(9,382)	(10,352)	(1,919)	(300,834)
Additions (*)	13,065	16,064	2,022	1,036,818	(2,246)	1,065,723
Disposals / Consumptions	(1,892)	(55,452)	(8,940)	(5,691)	(285)	(72,260)
Transfers / Reclassifications	149,844	475,748	23,718	(649,631)	(974)	(1,295)
Values at the end of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200

Depreciation and impairment
Accumulated at the beginning of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
Translation differences	(8,956)	(135,538)	(7,528)	-	(1,093)	(153,115)
Depreciation charge	45,644	325,241	24,313	-	941	396,139
Transfers / Reclassifications	2,474	(4,114)	1,987	-	(1,485)	(1,138)
Disposals / Consumptions	(1,873)	(54,639)	(6,788)	-	47	(63,253)
Accumulated at the end of the year	455,499	5,432,715	228,966	-	13,762	6,130,942
At December 31, 2015	1,310,604	2,987,077	138,006	1,217,682	18,889	5,672,258

Year ended December 31, 2014	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571
Translation differences	(15,137)	(241,044)	(4,445)	(7,719)	(854)	(269,199)
Additions (*)	56,078	3,359	4,959	937,927	5,823	1,008,146
Disposals / Consumptions	(2,179)	(32,567)	(6,436)	-	(4,922)	(46,104)
Increase due to business combinations	5,059	20,803	2,758	859	31	29,510
Transfers / Reclassifications	91,788	409,938	23,404	(526,431)	243	(1,058)
Values at the end of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866

Depreciation and impairment
Accumulated at the beginning of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
Translation differences	(5,996)	(134,723)	(3,677)	-	(256)	(144,652)
Depreciation charge	47,132	313,745	25,088	-	1,164	387,129
Transfers / Reclassifications	23	(38)	603	-	-	588
Increase due to business combinations	2,044	12,745	2,291	-	-	17,080
Impairment charge (See Note 5)	3,019	7,905	-	-	-	10,924
Disposals / Consumptions	(1,316)	(29,370)	(4,878)	-	-	(35,564)
Accumulated at the end of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
At December 31, 2014	1,215,587	2,932,137	142,572	846,538	22,723	5,159,557

Property, plant and equipment include capitalized interests for net amounts at December 31, 2015 and 2014 of $15.5 million and $3.3 million, respectively.

(*) The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

11 Intangible assets, net

Year ended December 31, 2015	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	471,935	494,014	2,182,004	2,059,946	5,207,899
Translation differences	(12,127)	(127)	(11,295)	-	(23,549)
Additions	65,022	774	-	-	65,796
Transfers / Reclassifications	95	1,028	-	-	1,123
Disposals	(56)	(1,027)	-	-	(1,083)
Values at the end of the year	524,869	494,662	2,170,709	2,059,946	5,250,186

Amortization and impairment
Accumulated at the beginning of the year	283,679	332,823	436,625	1,397,142	2,450,269
Translation differences	(7,454)	-	-	-	(7,454)
Amortization charge	59,342	30,588	-	172,709	262,639
Impairment charge (See Note 5)	-	-	400,314	-	400,314
Transfers / Reclassifications	(35)	1,001	-	-	966
Accumulated at the end of the year	335,532	364,412	836,939	1,569,851	3,106,734
At December 31, 2015	189,337	130,250	1,333,770	490,095	2,143,452

Year ended December 31, 2014	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	400,488	492,829	2,147,242	2,059,946	5,100,505
Translation differences	(9,590)	(63)	(6,481)	-	(16,134)
Additions	79,983	1,244	-	-	81,227
Transfers / Reclassifications	1,090	556	-	-	1,646
Increase due to business combinations	28	-	41,243	-	41,271
Disposals	(64)	(552)	-	-	(616)
Values at the end of the year	471,935	494,014	2,182,004	2,059,946	5,207,899

Amortization and impairment
Accumulated at the beginning of the year	249,916	302,444	340,488	1,140,421	2,033,269
Translation differences	(6,425)	-	-	-	(6,425)
Amortization charge	40,188	30,379	-	157,933	228,500
Impairment charge (See Note 5)	-	-	96,137	98,788	194,925
Accumulated at the end of the year	283,679	332,823	436,625	1,397,142	2,450,269
At December 31, 2014	188,256	161,191	1,745,379	662,804	2,757,630

 (*) Includes Proprietary Technology.
The geographical allocation of goodwill for the year ended December 31, 2015 was $1.214.3 million for North America, $116.9 million for South America $1.9 million for Europe, and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2015, was as follows:

As of December 31, 2015	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Electric Conduits	46	-	-	-	46
Coiled Tubing	-	-	-	4	4
Other	-	-	26	-	26
Total	271	920	139	4	1,334

12 Investments in non-consolidated companies

	Year ended December 31,
	2015	2014

At the beginning of the year	643,630	912,758
Translation differences	(92,914)	(54,688)
Equity in earnings of non-consolidated companies	(10,674)	(24,696)
Impairment loss in non-consolidated companies	(28,884)	(161,222)
Dividends and distributions received	(20,674)	(17,735)
Additions (c)	4,400	1,380
Decrease due to consolidation (*)	-	(8,310)
Decrease / increase in equity reserves	(4,239)	(3,857)
At the end of the period	490,645	643,630

 (*) See Note 26

The principal non-consolidated companies are:

		% ownership - voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2015	2014	2015	2014
a) Ternium S.A.	Luxembourg	11.46% (*)	11.46% (*)	449,375	527,080
b) Usiminas S.A.	Brazil	2.5% - 5%	2.5% - 5%	36,109	113,099
Others	-	-	-	5,161	3,451
				490,645	643,630

 (*) Including treasury shares.
a) Ternium S.A.

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris' main suppliers of round steel bars and flat steel products for its pipes business.
At December 31, 2015, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $12.4 per ADS, giving Tenaris' ownership stake a market value of approximately $285.5 million (Level 1). At December 31, 2015, the carrying value of Tenaris' ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $449.4 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 10.6%.

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris' principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At December 31, 2015, the closing price of the Usiminas' ordinary shares as quoted on the BM&F Bovespa Stock Exchange was BRL 4.0 (approximately $1.03) per share, giving Tenaris' ownership stake a market value of approximately $25.7 million (Level 1). At December 31, 2015, the carrying value of Tenaris' ownership stake in Usiminas, was approximately $36.1 million.

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A. (Cont.)

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas' cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Usiminas' financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, Usiminas' auditors included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of "a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern" as a result of the risk of  not achieving an action plan defined by Usiminas' management to equalize its financial obligations with cash generation. Consequently, Tenaris, in a conservative approach and considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by $28.9 million.

c) Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2015, Tenaris exposure under these agreements amount to $62.6 million and $2.2 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, disbursements under the loan agreement amounted $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2015		2014
	Usiminas S.A.	Ternium S.A.	Usiminas S.A.	Ternium S.A.
Non-current assets	5,343,038	5,480,389	8,372,431	6,341,290
Current assets	1,765,733	2,582,204	3,104,137	3,348,869
Total assets	7,108,771	8,062,593	11,476,568	9,690,159
Non-current liabilities	2,117,536	1,558,979	2,617,657	1,964,070
Current liabilities	1,151,383	1,700,617	1,795,583	2,091,386
Total liabilities	3,268,919	3,259,596	4,413,240	4,055,456
Non-controlling interests	405,880	769,849	768,749	937,502
Revenues	3,115,551	7,877,449	5,016,528	8,726,057
Gross profit	70,801	1,400,177	447,311	1,800,888

Net (loss) income for the year attributable to owners of the parent	(1,053,806)	8,127	61,531	(198,751)
Total comprehensive loss for the year, net of tax, attributable to owners of the parent		(457,750)		(495,603)

13 Receivables – non current
	Year ended December 31,
	2015	2014

Government entities	1,113	1,697
Employee advances and loans	11,485	12,214
Tax credits	25,660	29,997
Receivables from related parties	62,675	43,093
Legal deposits	14,719	21,313
Advances to suppliers and other advances	70,509	119,970
Others	35,515	35,588
	221,676	263,872
Allowances for doubtful accounts (see Note 22 (i))	(1,112)	(1,696)
	220,564	262,176

14 Inventories

	Year ended December 31,
	2015	2014

Finished goods	741,437	1,012,297
Goods in process	407,126	622,365
Raw materials	277,184	396,847
Supplies	503,692	554,946
Goods in transit	143,228	386,954
	2,072,667	2,973,409
Allowance for obsolescence (see Note 23 (i))	(229,200)	(193,540)
	1,843,467	2,779,869

15 Receivables and prepayments
	Year ended December 31,
	2015	2014

Prepaid expenses and other receivables	29,463	40,377
Government entities	3,498	3,189
Employee advances and loans	10,951	16,478
Advances to suppliers and other advances	27,823	42,832
Government tax refunds on exports	7,053	16,956
Receivables from related parties	14,249	63,733
Derivative financial instruments	18,155	25,588
Miscellaneous	44,736	66,470
	155,928	275,623
Allowance for other doubtful accounts (see Note 23 (i))	(7,082)	(7,992)
	148,846	267,631

16 Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2015	2014
V.A.T. credits	60,730	74,129
Prepaid taxes	127,450	55,275
	188,180	129,404

	Year ended December 31,
Current tax liabilities	2015	2014
Income tax liabilities	46,600	239,468
V.A.T. liabilities	24,661	27,156
Other taxes	64,757	85,729
	136,018	352,353

17 Trade receivables
	Year ended December 31,
	2015	2014
Current accounts	1,216,126	2,002,867
Receivables from related parties	20,483	29,505
	1,236,609	2,032,372
Allowance for doubtful accounts (see Note 23 (i))	(101,480)	(68,978)
	1,135,129	1,963,394

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2015
Guaranteed	353,537	268,606	33,706	51,225
Not guaranteed	883,072	634,250	152,173	96,649
Guaranteed and not guaranteed	1,236,609	902,856	185,879	147,874
Allowance for doubtful accounts	(101,480)	-	(1,664)	(99,816)
Net Value	1,135,129	902,856	184,215	48,058

At December 31, 2014
Guaranteed	571,170	495,336	70,239	5,595
Not guaranteed	1,461,202	1,186,958	203,116	71,128
Guaranteed and not guaranteed	2,032,372	1,682,294	273,355	76,723
Allowance for doubtful accounts	(68,978)	-	(902)	(68,076)
Net Value	1,963,394	1,682,294	272,453	8,647

Trade receivables are mainly denominated in U.S. dollar
18 Cash and cash equivalents and Other investments
	Year ended December 31,
	2015	2014
Cash and cash equivalents
Cash at banks	101,019	120,772
Liquidity funds	81,735	110,952
Short – term investments	103,793	185,921
	286,547	417,645
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	877,436	718,877
Bonds and other fixed Income	1,203,695	817,823
Fund Investments	59,731	301,679
	2,140,862	1,838,379
Other investments - Non-current
Bonds and other fixed Income	393,084	-
Others	1,662	1,539
	394,746	1,539

19 Borrowings
	Year ended December 31,
	2015	2014
Non-current
Bank borrowings	223,050	30,104
Finance lease liabilities	171	729
	223,221	30,833
Current
Bank borrowings and other loans including related companies	747,704	966,741
Bank overdrafts	349	1,200
Finance lease liabilities	371	486
Costs of issue of debt	(129)	(20)
	748,295	968,407

Total Borrowings	971,516	999,240

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Financial lease	371	138	29	4	-	-	542
Other borrowings	747,924	201,152	1,261	1,285	880	18,472	970,974
Total borrowings	748,295	201,290	1,290	1,289	880	18,472	971,516

Interest to be accrued (*)	1,152	1,050	1,031	1,010	990	1,046	6,279
Total	749,447	202,340	2,321	2,299	1,870	19,518	977,795

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Financial lease	487	392	219	97	21	-	1,216
Other borrowings	967,920	7,117	1,147	1,259	1,207	19,374	998,024
Total borrowings	968,407	7,509	1,366	1,356	1,228	19,374	999,240

Interest to be accrued (*)	19,398	2,586	1,074	1,057	1,055	2,168	27,338
Total	987,805	10,095	2,440	2,413	2,283	21,542	1,026,578

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2015	Tamsa	Bank loans	607	2016
Mainly 2015	Siderca	Bank loans	105	2016
2015	TuboCaribe	Bank loan	200	Jan-17

As of December 31, 2015, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2015 and 2014 (considering hedge accounting where applicable).

	2015	2014
Total borrowings	1.52%	1.89%

19 Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2015	2014
USD	Fixed	219,778	21,079
ARS	Fixed	-	4,933
EUR	Fixed	2,922	3,981
Others	Variable	521	840
Total non-current borrowings		223,221	30,833

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2015	2014
USD	Variable	16,046	184,103
USD	Fixed	2,482	14,577
EUR	Variable	66	24,030
EUR	Fixed	1,047	1,272
MXN	Fixed	614,916	522,225
ARS	Fixed	113,326	184,791
BRL	Variable	-	34,446
ARS	Variable	37	71
Others	Variable	165	252
Others	Fixed	210	2,640
Total current borrowings		748,295	968,407

20 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.
The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities
	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	346,385	44,234	482,446	873,065
Translation differences	(13,641)	-	11,154	(2,487)
Charged directly to Other Comprehensive Income	-	-	3,999	3,999
Income statement credit / (charge)	(18,903)	(1,718)	51,958	31,337
At December 31, 2015	313,841	42,516	549,557	905,914

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	360,208	21,526	548,219	929,953
Translation differences	(3,067)	-	849	(2,218)
Charged directly to Other Comprehensive Income	-	682	(906)	(224)
Income statement credit / (charge)	(10,756)	22,026	(65,716)	(54,446)
At December 31, 2014	346,385	44,234	482,446	873,065

(*) Includes the effect of currency translation on tax base explained in Note 8.

20 Deferred income tax (Cont.)
Deferred tax assets
	Provisions and allowances	Inventories	Tax losses (*)	Other	Total

At the beginning of the year	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)
Translation differences	9,709	4,049	6,988	1,020	21,766
Charged directly to Other Comprehensive Income	-	-	-	527	527
Income statement charge / (credit)	(11,500)	78,282	(64,730)	46,554	48,606
At December 31, 2015	(47,127)	(107,378)	(99,394)	(102,396)	(356,295)

(*) As of December 31, 2015, the recognized deferred tax assets on tax losses amount to $99.4 million  and the net unrecognized deferred tax assets amount to $33.7 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)
Translation differences	4,317	2,334	1,500	322	8,473
Increase due to business combinations	(1,255)	(297)	(3,535)	(281)	(5,368)
Charged directly to Other Comprehensive Income	979	(682)	-	40	337
Income statement charge / (credit)	4,259	(28,822)	(13,807)	(16,259)	(54,629)
At December 31, 2014	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:
	Year ended December 31,
	2015	2014

Deferred tax assets to be recovered after 12 months	(109,025)	(119,192)
Deferred tax liabilities to be recovered after 12 months	843,022	868,289

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2015	2014

Deferred tax assets	(200,706)	(268,252)
Deferred tax liabilities	750,325	714,123
	549,619	445,871

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2015	2014

At the beginning of the year	445,871	553,946
Translation differences	19,279	6,255
Charged directly to Other Comprehensive Income	4,526	113
Income statement credit (debit)	79,943	(109,075)
Increase due to business combinations	-	(5,368)
At the end of the period	549,619	445,871

21 Other liabilities
(i) Other liabilities – Non current
	Year ended December 31,
	2015	2014
Post-employment benefits	135,880	164,217
Other-long term benefits	78,830	98,069
Miscellaneous	16,466	23,579
	231,176	285,865

Post-employment benefits
▪	Unfunded
	Year ended December 31,
	2015	2014
Values at the beginning of the period	126,733	136,931
Current service cost	5,918	7,582
Interest cost	6,164	9,254
Curtailments and settlements	(128)	(236)
Remeasurements (*)	(9,743)	(9,824)
Translation differences	(8,418)	(8,665)
Benefits paid from the plan	(16,062)	(8,006)
Other	3,137	(303)
At the end of the year	107,601	126,733

(*) For 2015 and 2014, a gain of $9.1 and $12.2 million respectively is attributable to demographic assumptions, and a gain of $0.6 and a loss of $2.4 million respectively is attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2015	2014
Discount rate	2% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	2% - 3%

As of December 31, 2015, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $8.6 million and $9.1 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an increase / (decrease) impact on the defined benefit obligation of $4.7 million and $4.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2015	2014
Present value of funded obligations	153,974	183,085
Fair value of plan assets	(128,321)	(147,991)
Liability (*)	25,653	35,094

(*) In 2015 and 2014, $2.6 million and $2.4 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

21 Other liabilities (Cont.)

(i) Other liabilities – Non current (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2015	2014
At the beginning of the year	183,085	177,433
Translation differences	(18,507)	(10,000)
Current service cost	1,155	2,266
Interest cost	6,725	7,621
Remeasurements (*)	(6,124)	16,104
Benefits paid	(12,360)	(10,339)
Movement in the fair value of plan assets	153,974	183,085

 (*)For 2015 and 2014, a gain of $1.1 and a loss of $1.5 million respectively is attributable to demographic assumptions, and a gain of $5 and a loss of $ 14.6 million respectively is attributable to financial assumptions.

The movement in the fair value of plan assets is as follows:
	Year ended December 31,
	2015	2014
At the beginning of the year	(147,991)	(145,777)
Return on plan assets	(5,021)	(7,842)
Remeasurements	1,686	(8,130)
Translation differences	15,651	8,911
Contributions paid to the plan	(5,066)	(5,548)
Benefits paid from the plan	12,360	10,339
Other	60	56
	(128,321)	(147,991)

The major categories of plan assets as a percentage of total plan assets are as follows:
	Year ended December 31,
	2015	2014
Equity instruments	52.3%	52.7%
Debt instruments	44.3%	43.7%
Others	3.4%	3.6%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2015	2014
Discount rate	4%	4%
Rate of compensation increase	0% - 2%	2% - 3%

21 Other liabilities (Cont.)

(i) Other liabilities – Non current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2015, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $18 million and $22.2 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption would have generated an increase / (decrease) on the defined benefit obligation of $2.2 million and $2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2016 amount approximately to $3.9 million.

The expected maturity of undiscounted post- employment benefits is as follows:

At 31 December 2015	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years
Unfunded Post-employment benefits	10,488	5,334	16,694	5,587	5,343	234,606
Funded Post-employment benefits	8,144	8,437	8,768	9,001	9,239	290,089
Total	18,632	13,771	25,462	14,588	14,582	524,695

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii) Other liabilities – current
	Year ended December 31,
	2015	2014
Payroll and social security payable	173,528	204,558
Liabilities with related parties	351	5,305
Derivative financial instruments	34,445	56,834
Miscellaneous	14,518	29,580
	222,842	296,277

22 Non-current allowances and provisions

(i)	Deducted from non current receivables
	Year ended December 31,
	2015	2014

Values at the beginning of the year	(1,696)	(2,979)
Translation differences	584	534
Used	-	749
Values at the end of the year	(1,112)	(1,696)

(ii) Liabilities
	Year ended December 31,
	2015	2014

Values at the beginning of the year	70,714	66,795
Translation differences	(20,725)	(10,253)
Additional provisions	9,390	18,029
Reclassifications	6,562	(2,276)
Used	(4,520)	(5,146)
Increase due to business combinations	-	3,565
Values at the end of the year	61,421	70,714

23 Current allowances and provisions
(i) Deducted from assets
Year ended December 31, 2015	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(68,978)	(7,992)	(193,540)
Translation differences	1,033	1,732	10,056
Additional allowances	(36,788)	(1,114)	(68,669)
Used	3,253	292	22,953
At December 31, 2015	(101,480)	(7,082)	(229,200)

Year ended December 31, 2014	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(51,154)	(9,396)	(228,765)
Translation differences	384	1,335	5,141
Additional allowances	(21,704)	(336)	(4,704)
Increase due to business combinations	(88)	(38)	(875)
Used	3,584	443	35,663
At December 31, 2014	(68,978)	(7,992)	(193,540)

(ii)	Liabilities
Year ended December 31, 2015	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,205	13,175	20,380
Translation differences	(517)	(973)	(1,490)
Additional allowances	8,540	1,743	10,283
Reclassifications	47	(6,610)	(6,563)
Used	(8,985)	(4,630)	(13,615)
At December 31, 2015	6,290	2,705	8,995

Year ended December 31, 2014	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,670	16,045	25,715
Translation differences	(747)	(1,777)	(2,524)
Additional allowances	14,100	2,668	16,768
Reclassifications	-	2,275	2,275
Used	(15,818)	(6,036)	(21,854)
At December 31, 2014	7,205	13,175	20,380

24 Derivative financial instruments

Net fair values of derivative financial instruments
The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2015	2014
Foreign exchange derivatives contracts	18,247	25,588
Contracts with positive fair values	18,247	25,588

Foreign exchange derivatives contracts	(34,540)	(56,834)
Contracts with negative fair values	(34,540)	(56,834)
Total	(16,293)	(31,246)

Foreign exchange derivative contracts and hedge accounting
Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2015 and 2014, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2015	2014	2015	2014
MXN	USD	2016	(24,364)	(45,061)	320	120
USD	MXN	2016	14,466	18,105	(21)	(66)
EUR	USD	2016	331	(6,186)	-	(6,186)
USD	EUR	2016	957	982	(819)	-
EUR	BRL	2016	-	(96)	-	138
JPY	USD	2016	(24)	(5,079)	-	(1,797)
USD	KWD	2016	28	1,908	28	630
ARS	USD	2016	(8,639)	1,632	3,175	(1,245)
USD	BRL	2016	402	1,089	-	-
USD	CNH	2016	-	95	-	87
USD	GBP	2016	85	438	-	403
Others			465	927	100	-
Total			(16,293)	(31,246)	2,783	(7,916)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15
Foreign Exchange	120	(8,036)	(7,916)	10,699	2,783
Total Cash flow Hedge	120	(8,036)	(7,916)	10,699	2,783

Tenaris estimates that the cash flow hedge reserve at December 31, 2015 will be recycled to the Consolidated Income Statement during 2016.

25 Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris' results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris' material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR292 million (approximately $318 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted the Tenaris subsidiary defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The assessment, which was for an estimated amount of EUR254 million (approximately $276 million), comprising principal interest and penalties, was appealed with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal filed by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR220 million (approximately $240 million) including principal interest and penalties, contradicts the first- and second-instance tax court rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary will appeal the January 2016 first-instance ruling against the second-instance tax court and will also request the suspension of its effects.

Based, among other things, on the tax court decisions on the 2007 assessment and the opinion of counsels, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the first half of 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris' main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and Tenaris is temporarily allowed to purchase steel volumes in accordance with its needs. As of December 31, 2015, the estimated aggregate contract amount through December 31, 2016, calculated at current prices, is approximately $221 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $347.9 million related to the investment plan to expand Tenaris' U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of December 31, 2015 approximately $836.5 million had already been invested.

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2015	18,024,204
Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of December 31, 2015, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733
Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

(*) In 2015 result under Luxembourg GAAP was affected by the written down of the value of its investment.

26 Acquisition of subsidiaries and non-consolidated companies

In September 2014, Tenaris closed the acquisition of 100% of the shares of Socobras Participações Ltda. ("Socobras"), a holding company that owned 50% of the shares of Socotherm Brasil S.A.("Socotherm"). Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amounted to $9.6 million and goodwill for $20 million.

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris' ownership interest in Socotherm held before the acquisition was remeasured to fair value at that date. As a result, Tenaris recorded a result of approximately $21.3 million resulting from the difference between the carrying value of its initial investments in Socotherm and the fair value which was included in "Equity in earnings (losses) of non-consolidated companies" in the Consolidated Income Statement.

Had the transaction been consummated on January 1, 2014, then Tenaris' unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27 Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2015	2014	2013
	Inventories	936,402	(72,883)	287,874
	Receivables and prepayments and Current tax assets	60,009	(31,061)	62,114
	Trade receivables	828,265	20,886	129,939
	Other liabilities	(123,904)	(61,636)	(151,578)
	Customer advances	1,171	76,383	(77,099)
	Trade payables	(327,958)	(3,755)	(62,470)
		1,373,985	(72,066)	188,780

(ii)	Income tax accruals less payments
	Tax accrued	244,505	586,061	627,877
	Taxes paid	(335,585)	(506,999)	(502,461)
		(91,080)	79,062	125,416

(iii)	Interest accruals less payments, net
	Interest accrued	(11,517)	6,174	37,356
	Interest received	28,238	31,306	42,091
	Interest paid	(18,696)	(74,672)	(109,170)
		(1,975)	(37,192)	(29,723)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	286,547	417,645	614,529
	Bank overdrafts	(349)	(1,200)	(16,384)
		286,198	416,445	598,145

As of December 31, 2015, 2014 and 2013, the components of the line item "other, including currency translation adjustment" are immaterial to net cash provided by operating activities.

28 Related party transactions

As of December 31, 2015:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris' directors and senior management as a group owned 0.12% of the Company's outstanding shares.

28 Related party transactions (Cont.)

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other". The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2015	2014	2013
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	24,019	33,342	35,358
	Sales of goods to other related parties	87,663	103,377	115,505
	Sales of services to non-consolidated parties	10,154	10,932	15,439
	Sales of services to other related parties	4,010	3,264	5,035
		125,846	150,915	171,337

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	260,280	302,144	320,000
	Purchases of goods to other related parties	35,153	44,185	14,828
	Purchases of services to non-consolidated parties	16,153	27,304	56,820
	Purchases of services to other related parties	78,805	90,652	100,677
		390,391	464,285	492,325

	(all amounts in thousands of U.S. dollars)	At December 31,
		2015	2014
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	73,412	104,703
	Receivables from other related parties	23,995	31,628
	Payables to non-consolidated parties	(20,000)	(53,777)
	Payables to other related parties	(19,655)	(28,208)
		57,752	54,346

	(b) Financial debt
	Borrowings from other related parties	-	(200)
		-	(200)

Directors' and senior management compensation

During the years ended December 31, 2015, 2014 and 2013, the cash compensation of Directors and Senior managers amounted to $29.2 million, $26.0 million and $28.1 million respectively. In addition, Directors and Senior managers received 540, 567 and 534 thousand units for a total amount of $5.4 million, $6.2 million and $5.6 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

29 Principal subsidiaries

The following is a list of Tenaris' principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2015.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2015	2014	2013
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l. LUXEMBURG, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2015, 2014 and 2013.
(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A,  60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited

30 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies").

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris' investments in the Venezuelan Companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes ("ICSID") in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., seeking adequate and effective compensation for the expropriation of their investment in Matesi. On January 29, 2016, the tribunal released its award. The award upheld Tenaris' and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Following the exchange of further written submissions by the Parties, an oral hearing was held on June 15-23, 2015 in Washington DC. The parties submitted their post-hearing briefs on September 11, 2015; in their brief Tenaris and Talta claimed a principal sum of $243.7 million plus pre-award interest of $471.1 million, plus post-award interest. There is no procedural deadline by which the award must be rendered.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2015, for a total amount of approximately $27.0 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

31 Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013
Audit Fees	4,372	5,231	5,723
Audit-Related Fees	78	142	143
Tax Fees	25	89	117
All Other Fees	15	35	51
Total	4,490	5,497	6,034

32 Subsequent event

Annual Dividend Proposal

On February 24, 2016 the Company's Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 25, 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos

- -

Tenaris S.A. Annual Accounts (Luxembourg GAAP)

As at December 31, 2015

Audit report

To the Shareholders of
Tenaris S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at 31 December 2015, the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors' responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the "Réviseur d'entreprises agréé"

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the "Réviseur d'entreprises agréé", including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the "Réviseur d'entreprises agréé" considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Tenaris S.A. as of 31 December 2015, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, which is responsibility of the Board of Directors, is consistent with the annual accounts and includes the information required by the law with respect to Corporate Governance Statements.

PricewaterhouseCoopers, Société coopérative Luxembourg, 30 March 2016
Represented by

/s/ Mervyn R. Martins
Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative, 2, rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A.
Balance Sheet as at December 31, 2015
(expressed in United States Dollars)

			2015	2014
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial fixed assets
1.	Shares in affiliated undertakings	4	19,955,026,411	23,006,961,885
			19,955,026,411	23,006,961,885
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings
	a) becoming due and payable within one year	10	4,305,445	2,528,182
4.	Other receivables
	a) becoming due and payable within one year		85,725	285
IV.	Cash at bank and cash in hand		551,150	317,613
			4,942,320	2,846,080
	Total assets		19,959,968,731	23,009,807,965

	LIABILITIES
A.	Capital and reserves
I.	Subscribed capital	5	1,180,536,830	1,180,536,830
II.	Share premium and similar premiums	5	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	5&6	118,053,683	118,053,683
V.	Profit or loss brought forward		20,718,019,221	21,545,028,256
VI.	Profit or loss for the financial year		(2,516,734,206)	(295,767,461)
VII.	Interim dividends	5&8	(177,080,525)	(177,080,525)
			19,932,527,760	22,980,503,540
D.	Non-subordinated debts
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	10	7,035,793	7,186,486
	b) becoming due and payable after more than one year	10	18,460,359	20,082,849
9.	Other creditors
	a) becoming due and payable within one year		1,944,819	2,035,090
			27,440,971	29,304,425
	Total liabilities		19,959,968,731	23,009,807,965

The accompanying notes are an integral part of these annual accounts

Tenaris S.A.
Profit and loss account for the year ended December 31, 2015
(expressed in United States Dollars)

			2015	2014
		Note	USD	USD
A.	CHARGES
5.	Other operating charges	11	22,982,906	28,563,073
6.	Value adjustments and fair value adjustments on financial fixed assets	4	2,493,111,324	288,522,631
8.	Interest and other financial charges
	a) concerning affiliated undertakings		713,713	772,069
	b) other interest and similar financial charges		125	67
11.	Income tax	9	3,626	4,357

	Total charges		2,516,811,694	317,862,197

B.	INCOME
6.	Income from financial fixed assets
	a) derived from affiliated undertakings		-	22,000,000
7.	Income from financial current assets
	a) derived from affiliated undertakings		70,835	19,715
	b) other income from financial current assets		6,653	75,021
13.	Loss for the financial year		2,516,734,206	295,767,461

	Total income		2,516,811,694	317,862,197

.
Note 1 – General information

Tenaris S.A. (the "Company" or "Tenaris") was established on December 17, 2001 under the name of Tenaris Holding S.A. as a public limited liability company under Luxembourg's 1929 holding company regime (societé anonyme holding). On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (Société Anonyme).

Tenaris' object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

The financial year starts on January 1 and ends on December 31 of each year.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. The financial statements are available at the registered office of the Company, 29, Avenue de la Porte-Neuve –L-2227– 3rd Floor, Luxembourg.

Note 2 – Presentation of the comparative financial data

The comparative figures for the financial year ended December 31, 2014 relating to items of balance sheet, profit and loss and the notes to the accounts are reclassified whenever necessary to ensure comparability with the figures for the financial year ended December 31, 2015.

Note 3 – Summary of significant accounting policies

3.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of 19 December 2002, determined and applied by the Board of Directors.

The preparation of these annual accounts requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of income and charges during the reporting years. Actual results may differ from these estimates.

3.2 Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar ("USD") are translated into USD at the rate of exchange at the balance sheet date. Non-current assets remain at the exchange rate on the day of incorporation. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

3.3 Financial fixed assets
Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its fixed assets in accordance with Luxembourg regulations.

In case of other than a temporary decline in respect of the fixed assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

Note 3 – Summary of significant accounting policies (Cont.)

3.4 Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

3.5 Cash at bank and cash in hand

Cash at bank and cash in hand mainly comprise cash at bank and liquidity funds. Assets recorded in cash at bank and cash in hand are carried at fair market value or at historical cost which approximates fair market value.

3.6 Non-subordinated debts

Non-subordinated debts are stated at nominal value.

Note 4 – Financial fixed assets

Shares in affiliated undertakings

Tenaris holds the 100% shares of Tenaris Investments S.à r.l. (Tenaris Investments) with registered office in Luxembourg and holds, indirectly through this wholly-owned subsidiary, the 100% shares of Confab Industrial S.A., Hydril Company, Inversiones Lucerna Limitada, Maverick Tube Corporation, Siderca S.A.I.C., Talta - Trading e Marketing, Sociedade Unipessoal Lda., Tenaris Investments Switzerland AG, Tenaris Solutions AG, Tubos de Acero de México S.A., Tenaris Bay City, Inc., Tenaris Rods (USA), Inc., Algoma Tubes Inc., Siderca International ApS, Socobras Participações Ltda., Tubman Holdings (Gibraltar) Limited and Tenaris Connections BV, the 50% shares of Exiros B.V and the 11.5% of Ternium S.A.

Movements during the financial year are as follows:

USD
Gross book value - opening balance	23,453,141,905
Decreases for the financial year (a)	(558,824,150)
Gross book value - closing balance	22,894,317,755

Accumulated value adjustments - opening balance	(446,180,020)
Allocations for the financial year (b)	(2,493,111,324)
Accumulated value adjustments - closing balance	(2,939,291,344)

Net book value - closing balance	19,955,026,411
Net book value - opening balance	23,006,961,885

(a) On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2015, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 558.8 million.
(b) In 2015, results of the Company's subsidiaries indirectly held through its wholly-owned subsidiary Tenaris Investments were affected by adverse market conditions reflecting the decline in oil prices and their impact on drilling activity and on the demand outlook for tubular products. The management of the Company has assessed the value of its investment and recorded an impairment charge of USD 2.5 billion as of December 31, 2015 under Luxembourg GAAP.

As of December 31, 2015 Tenaris Investments reported an equity of USD 20.0 billion and a loss for the financial year of USD 5.2 billion.

Note 5 – Capital and reserves

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Interim dividend	Capital and reserves
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	21,249,260,795	(177,080,525)	22,980,503,540
Loss for the financial year	-	-	-	(2,516,734,206)	-	(2,516,734,206)
Dividend paid (1)	-	-	-	(531,241,574)	177,080,525	(354,161,049)
Interim Dividend (2)	-	-	-	-	(177,080,525)	(177,080,525)
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	18,201,285,015	(177,080,525)	19,932,527,760

(1) As approved by the ordinary shareholders' meeting held on May 6, 2015.
(2) As approved by the board of directors' meeting held on November 4, 2015.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2015 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until June 5, 2020, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 6 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company's reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 7 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders' meeting approval to the extent distributable retained earnings exist.

At December 31, 2015, profit brought forward after deduction of the loss and the interim dividend for the financial year of Tenaris under Luxembourg law totaled approximately USD 18.0 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 8 – Interim dividend paid

In November 2015, the Company paid an interim dividend of USD 177.1 million based on the board of directors' decision of November 4, 2015 and in compliance with the conditions set out in the "Amended law of August 10, 1915 on commercial companies" regarding the payment of interim dividends.

Note 9 – Taxes

For the financial year ended December 31, 2015 the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

Note 10 – Balances with affiliated undertakings

	Within a year	After more than one year	Total at December 31, 2015	Total at December 31, 2014
	USD	USD	USD	USD
Assets
Debtors
- becoming due and payable within one year
Tenaris Solutions AG	4,304,708	-	4,304,708	2,527,543
Others	737	-	737	639
Total	4,305,445	-	4,305,445	2,528,182

Non-subordinated debts
- becoming due and payable within one year
Siderca Sociedad Anónima Industrial y Comercial	3,279,001	-	3,279,001	3,155,569
Dalmine S.p.A.	1,425,235	-	1,425,235	1,577,664
Tenaris Solutions Uruguay S.A.	194,471	-	194,471	363,670
Tubos de Acero de México, S.A.	482,368	-	482,368	277,331
Maverick Tube Corporation	1,550,104	-	1,550,104	277,592
Tenaris Solutions AG	-	-	-	94,586
SIAT Sociedad Anónima	103,740	-	103,740	1,423,769
Others	874	-	874	16,305

- becoming due and payable after more than one year
Siderca Sociedad Anónima Industrial y Comercial	-	11,530,043	11,530,043	13,085,389
Tenaris Solutions AG	-	6,514,874	6,514,874	6,733,038
Tenaris Solutions Uruguay S.A.	-	415,442	415,442	264,422
Total	7,035,793	18,460,359	25,496,152	27,269,335

Note 11 – Other operating charges

	2015	2014
	USD	USD
Services and fees	21,242,051	26,825,906
Board of directors' accrued fees	1,025,000	1,025,000
Others	715,855	712,167
	22,982,906	28,563,073

Note 12 – Parent Company

As of December 31, 2015:

•	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.
•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.
•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris' directors and senior management as a group owned 0.12% of the Company's outstanding shares.

Note 13 – Subsequent event

Annual Dividend Proposal

On February 24, 2016 the Company's board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 4, 2016, the payment of an annual dividend of USD 0.45 per share (USD 0.90 per ADS) or approximately USD 531.2 million, which includes the interim dividend of USD 0.15 per share (USD 0.30 per ADS), or approximately USD 177.1 million, paid in November 2015. If the annual dividend is approved by the shareholders, a dividend of USD 0.30 per share (USD 0.60 per ADS), or approximately USD 354.1 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016. These annual accounts do not reflect this dividend payable.

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928
Italy (39) 02 4384 7654	General Inquiries
Mexico (52) 55 5282 9929	investors@tenaris.com

Stock Information
New York Stock Exchange (TS)
Mercato Telematico Azionario (TEN)	ADS Depositary Bank
Mercado de Valores de Buenos Aires (TS)	Deutsche Bank
Bolsa Mexicana de Valores, S.A. de C.V. (TS)	CUSIP No. 88031M019

Internet
www.tenaris.com